UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

DIGENE CORPORATION

(Name of Subject Company)

DIGENE CORPORATION

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253752 10 9

(CUSIP Number of Class of Securities)

Joseph P. Slattery

Senior Vice President, Finance and Information Systems

and Chief Financial Officer

1201 Clopper Road

Gaithersburg, Maryland 20878

(301) 944-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

WITH COPIES TO:

Mary J. Mullany, Esq.

Morris Cheston, Jr., Esq.

Ballard Spahr Andrews & Ingersoll, LLP

1735 Market Street, 51st Floor

Philadelphia, Pennsylvania 19103

215-665-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name of the subject company to which this solicitation/recommendation statement on Schedule 14D-9 (this “Statement”) relates is Digene Corporation (“Digene”), a Delaware corporation. The principal executive offices of Digene are located at 1201 Clopper Road, Gaithersburg, Maryland 20878. The telephone number of the principal executive offices of Digene is (301) 944-7000.

This Statement relates to Digene Common Stock, par value $0.01 per share (“Digene Common Stock”). As of June 12, 2007, there were 24,461,887 shares of Digene Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

The name, business address and business telephone number of Digene are set forth in Item 1 above. Digene is the person filing this Statement.

This Statement relates to the offer by QIAGEN N.V., a public limited liability company organized in The Netherlands (“QIAGEN”), and its wholly owned subsidiary, QIAGEN North American Holdings, Inc., a California corporation (“QNAH”), as disclosed in a tender offer statement on Schedule TO filed by QIAGEN, QNAH and QIAGEN Merger Sub, LLC, a Delaware limited liability company and indirect wholly owned subsidiary of QIAGEN (“Merger Sub”), with the Securities and Exchange Commission (the “SEC”) on June 15, 2007 (such Schedule TO, as amended or supplemented from time to time hereafter being the “Schedule TO”), to exchange for each outstanding share of Digene Common Stock (collectively, the “Shares”), at the election of the holder of each such Share, either (i) $61.25 per Share, in cash without interest (the “Cash Consideration”) or (ii) 3.545 ordinary shares, €0.01 par value per share, of QIAGEN (“QIAGEN Stock Consideration”) plus cash in respect of fractional shares if any. QIAGEN’s exchange offer is subject to the terms and conditions set forth in the preliminary prospectus contained in the registration statement on Form F-4 filed by QIAGEN with the SEC on June 15, 2007 (the “Prospectus”), and in the related letter of election and transmittal (the “Letter of Transmittal”, which, together with the Prospectus, as each may be supplemented or amended from time to time hereafter, collectively constitute the “Offer”). The Prospectus and the Letter of Transmittal are included as Exhibits (a)(1) and (a)(2) to this Statement, respectively, and are incorporated herein by reference. Elections of the Company’s stockholders are subject to the proration and election procedures described in the terms of the Offer so that 55% of the aggregate Shares tendered would be exchanged for the Cash Consideration and 45% of the aggregate Shares tendered would be exchanged for the QIAGEN Stock Consideration.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated June 3, 2007, by and among QIAGEN, QNAH, Merger Sub and Digene (the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act, Digene will merge with and into Merger Sub and the surviving company will continue as an indirect wholly owned subsidiary of QIAGEN (the “Merger”). A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. As set forth in the Prospectus and set forth in the Schedule TO, the principal executive offices of QIAGEN are located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands and the principal executive offices of QNAH and Merger Sub are located at 19300 Germantown Road, Germantown, Maryland 20874.

Certain information provided by Digene and relating to the Offer, the full text of which has previously been filed with the SEC as preliminary communications made before commencement of the Offer, is available at www.digene.com.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of Digene attached to this Schedule as Annex I (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Digene or its affiliates and (i) its executive officers, directors or affiliates; or (ii) QIAGEN, QNAH or Merger Sub or their respective executive officers, directors or affiliates. The Information Statement is being furnished to Digene’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with QIAGEN’s possible designation, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of Digene (the “Digene Board”) other than at a meeting of the stockholders of Digene. The Information Statement is incorporated herein by reference.

In considering the recommendation of the Digene Board with respect to the Offer and the Merger, you should be aware that certain executive officers and directors of Digene have interests in the Offer and the Merger that are described below and in the Information Statement and which are different from those of stockholders generally. The Board was aware of any such contracts, agreements, arrangements or understandings and considered them along with other matters described in Item 4 below.

QIAGEN

Confidentiality Agreement

In connection with the Merger Agreement, QIAGEN and Digene have entered into a Confidentiality Agreement dated May 7, 2007, as amended on May 22, 2007 (the “Confidentiality Agreement”), pursuant to which QIAGEN and Digene agreed, among other things, not to disclose the proprietary information of the disclosing party to any third party other than for the purpose of evaluating a possible transaction between QIAGEN and Digene. A summary of the Confidentiality Agreement is incorporated herein by reference to the section of the Prospectus entitled “Prior Transactions with Digene.” The summary and description of the Confidentiality Agreement qualified in its entirety by reference to the Confidentiality Agreement, which is included as Exhibit (e)(3) to this Statement.

Merger Agreement

QIAGEN, QNAH, Merger Sub and Digene have entered into the Merger Agreement. A summary of the terms of the Offer and the Merger Agreement is incorporated herein by reference to the sections of the Prospectus entitled “The Offer” and “The Merger Agreement.” Such summaries and descriptions are qualified in their entirety by reference to the Merger Agreement, which is incorporated herein by reference and included as Exhibit (e)(1) to this Statement.

Original Equipment Manufacturer Relationship

QIAGEN is an original equipment manufacturer for Digene. QIAGEN assisted in the development of, manufacturers exclusively for Digene, and supplies to Digene, the Rapid Capture® System, which is an automated specimen processing system used to perform clinical specimen testing with Digene’s diagnostic tests, including its human papillomavirus (HPV) testing products.

Directors and Officers of Digene

Equity Compensation Plans

As of the effective time of the Merger, each outstanding equity award, whether vested or unvested (each, a “Digene Equity Award”), under Digene’s Amended and Restated Omnibus Plan, Amended and Restated 1997

Stock Option Plan, and Amended and Restated Equity Incentive Plan (collectively the “Digene Equity Plans”) will be assumed by QIAGEN and become an award with respect to ordinary shares of QIAGEN. The number of ordinary shares of QIAGEN subject to each Digene Equity Award assumed by QIAGEN will be determined by multiplying the number of shares of Digene Common Stock that are subject to the Digene Equity Award immediately prior to the effective time of the Merger by 3.545 (and rounding down to the nearest whole share). With respect to Digene Equity Awards in the form of stock options, the exercise price will be adjusted by dividing such price by 3.545 (and rounding up to the nearest whole cent). All outstanding awards under Digene’s Amended and Restated Directors’ Equity Compensation Plan will be terminated or cancelled as of the effective time of the Merger.

Each Digene Equity Award in the form of an unvested stock option award shall accelerate in connection with the transactions contemplated by the Merger Agreement. The following table shows the total number of unvested stock option awards held as of June 12, 2007 by each executive officer and director that are expected to accelerate and become fully vested in connection with the Offer. The options have exercise prices between the ranges of $15.52 and $48.42. The intrinsic value of the unvested options is based on the difference between the exercise price of the unvested options and the closing stock price of Digene Common Stock on June 12, 2007 ($56.68).

Name	Total Number of Unvested Options Held	Intrinsic Value of Unvested Options Accelerating
Daryl J. Faulkner	100,000	$826,000
James H. Godsey	22,500	$217,800
Evan Jones	43,838	$871,995
Robert McG. Lilley	18,788	$379,387
Belinda O. Patrick	18,788	$379,387
Frank J. Ryan	6,600	$205,590
Donna Marie Seyfried	15,657	$316,165
Joseph P. Slattery	18,788	$379,387
C. Douglas White	27,532	$755,065

On May 30, 2007, the Compensation Committee (the “Committee”) of the Board approved amendments to the terms of outstanding restricted stock unit awards and performance shares awards made to executive officers and other employees during Digene’s fiscal year 2005, fiscal year 2006 and fiscal year 2007 pursuant to the terms of Digene’s Amended and Restated Equity Incentive Plan.

The purpose of the amendments is to provide for acceleration of vesting and/or lapse of restrictions for these outstanding awards on a “double trigger” basis in the event of a termination of employment following a change in control. With respect to the sign-on performance shares award made to Daryl Faulkner, the Chief Executive Officer of Digene, the amendment provides that the aggregate, unvested 18,587 shares of Digene Common Stock subject to such award will vest in full if Mr. Faulkner’s employment with Digene is terminated by Digene or the surviving company in the change in control transaction without cause, or terminated by him for “good reason” in the two years following a change in control event. The consummation of the Offer will constitute a change in control for these purposes.

For the other executive officers of the Company, the amendments have the following effects:

•

Performance Shares Awards (PSAs): The vesting of all outstanding PSAs will accelerate upon a “double trigger” event as described above. For executive officers with Change In Control Employment Agreements with Digene, the time period for termination protection is two years following the change in control, and both the termination without cause and termination for good reason provisions of the Change in Control Employment Agreements would trigger the acceleration of the outstanding PSAs. For other executive officers and other officers without Change in Control Employment Agreements, the period for termination protection is one year following the change in control and the termination trigger would be a termination without cause by the surviving company. The Committee will determine the degree of vesting at the time of the consummation of a change in control.

•

Restricted Stock Units (RSUs): The vesting schedule for all RSUs held by executive officers of Digene would be accelerated 100% upon a termination without cause or for good reason within two years after the consummation of a change in control transaction. The vesting schedule for all RSUs held by other employees of Digene would be accelerated 100% upon a termination without cause within one year after the consummation of a change in control.

Director and Officer Indemnification; Insurance

In connection with the Merger Agreement, QIAGEN and Merger Sub, as the surviving corporation in the Merger, will, until the sixth anniversary of the closing of the Merger, jointly and severally indemnify and hold harmless (including advancement of expenses) the current and former directors and officers of Digene or any of its subsidiaries in respect of acts or omissions occurring on or prior to the effective time of the Merger to the fullest extent permitted under the DGCL. QIAGEN will cause the Certificate of Formation and Operating Agreement of the Merger Sub to provide indemnification to the extent provided in Digene’s Certificate of Incorporation and By-laws in effect on June 3, 2007. QIAGEN will also purchase “tail” insurance coverage that provides coverage substantially equivalent to Digene’s existing directors and officers liability insurance program (or, if substantially equivalent coverage is not available, the best available coverage) for a period of six years, subject to a cap on the aggregate cost of such “tail” equal to 200% of the premium paid by Digene and its subsidiaries for its existing program.

Item 4.	The Solicitation or Recommendation.

RECOMMENDATION OF THE BOARD OF DIRECTORS

At a meeting held on June 2, 2007, the Digene Board unanimously: (1) approved and declared advisable the Merger Agreement providing for the Offer and the subsequent Merger; (2) recommended acceptance of the Offer and, as applicable, the adoption of the Merger Agreement, by the Digene stockholders; (3) resolved that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Digene and the Digene stockholders; and (4) took action to exempt the transactions contemplated by the Merger Agreement from the restrictions set forth in Section 203 of the DGCL.

DIGENE’S BOARD OF DIRECTORS, BY UNANIMOUS VOTE OF THE DIRECTORS ON JUNE 2, 2007, RECOMMENDS THAT DIGENE’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

BACKGROUND OF THE MERGER

Digene’s management and the Digene Board have periodically assessed potential strategic opportunities to acquire, be acquired by or combine with other companies in the life sciences or in vitro diagnostics industries. During the period from February 2002 until June 2002, Digene was party to a Merger Agreement with Cytyc Corporation. That Merger Agreement was terminated on June 30, 2002 after the parties failed to receive regulatory approval of the transaction from the Federal Trade Commission.

Since that time Digene has continued to evaluate its strategic alternatives. Such strategic alternatives have included acquiring assets, technologies or businesses to build its pipeline of product offerings, accelerating internal growth of its human papillomavirus (HPV) diagnostic testing franchise and merging with another company. Although Digene has evaluated a few potential business combination opportunities since 2002, none of such potential opportunities progressed to a formal process.

In January 2001, Digene first entered into an Original Equipment Manufacturer Supply Agreement with QIAGEN pursuant to which QIAGEN has manufactured exclusively for Digene its Rapid Capture® System. The agreement was renewed in December 2005 for a five year term. The Rapid Capture System is an automated specimen processing system used to perform clinical specimen testing with Digene’s diagnostic tests, including its HPV testing products. In addition to this contractual relationship, Digene has purchased various products from QIAGEN over the past ten years.

On December 11, 2006, Daryl Faulkner became Chief Executive Officer and President of Digene. In February 2007, Mr. Faulkner recommended to the Board that management conduct a strategic planning process for Digene. Such recommendation was approved by the Board.

On January 8, 2007, while attending the JPMorgan Healthcare Conference, Doug White, Senior Vice President, Sales and Marketing, Americas and Asia Pacific, and Donna Marie Seyfried, Vice President, Business Development of Digene met with Ulrich Schriek, Vice President, Corporate Business Development and Cheri Walker, Vice President, Mergers & Acquisitions of QIAGEN to briefly discuss QIAGEN’s and Digene’s respective corporate development programs and overall business strategies. During the meeting, these individuals identified five potential business opportunities that were believed to have potential mutual benefits for both companies. Those included the companies’ current and new instrument platforms, opportunities in the Asian market, the multiplex PCR technology QIAGEN has developed, and additional assays for Digene’s distribution channels. The possibility of a business combination between the two companies was not addressed at this meeting. In late February 2007, Peer M. Schatz, Chief Executive Officer of QIAGEN, and other members of QIAGEN senior management were approached by an investment banker about making introductions between Mr. Schatz and Mr. Faulkner.

On March 6, 2007, Mr. Schatz and Mr. Faulkner held an initial meeting at the Digene Gaithersburg, Maryland facility to exchange information about the existing relationship and potential opportunities between the companies. Messrs. Schatz and Faulkner discussed the companies’ business relationship as well as each company’s corporate development program and business strategy, stock ownership, board membership, management team, financial position, competitive position, and operating performance. The potential strategic advantages of combining the companies were discussed, including potential increases in the scale of each company’s business, broader marketing solutions for an expanded customer base, the potential for enhanced profitability, and greater financial strength. Messrs. Schatz and Faulkner also discussed possible approaches for structuring and implementing a business combination, but did not address the financial terms of any possible business combination, including any potential exchange ratio. During that meeting, it was agreed that it might be useful to hold a meeting of key executives from both companies to explore potential strategic opportunities. QIAGEN and Digene signed a mutual Non-Disclosure Agreement on April 5, 2007.

On April 9, 2007, during a telephonic meeting of the Digene Board, Mr. Faulkner presented the Board with the initial results of Digene’s strategic planning process. Such results included the challenges Digene faced in sustaining and growing its business on a stand-alone basis.

The meeting between the executive teams discussed by Mr. Schatz and Mr. Faulkner in March 2007 was held on April 13, 2007, and was attended by Joseph Slattery, Chief Financial Officer of Digene and Mr. White and Ms. Seyfried of Digene, and Douglas Liu, Vice President Global Operations, Roland Sackers, Chief Financial Officer and Ms. Walker of QIAGEN. At such meeting, the parties made management presentations about their respective businesses. Following such meeting, Mr. Faulkner and Mr. Schatz spoke briefly, and Mr. Faulkner discussed the meeting with Christopher O’Connor of J.P. Morgan Securities Inc. (“JPMorgan”), Digene’s financial advisor. Over the next few days representatives of the parties’ respective financial advisors engaged in preliminary discussions regarding a potential transaction. On April 20, 2007, Mr. Faulkner and Mr. Schatz had a telephone conversation about the results of such meetings and discussions and the potential complementary and strategic fits between the two companies. They agreed to authorize their respective investment banking advisors, JPMorgan for Digene and Goldman Sachs & Co., Inc. for QIAGEN, to pursue additional discussions, which occurred over the next few days. At this point, Mr. Faulkner provided the Digene Board with information about these conversations.

On April 27, 2007, Mr. Slattery and Mr. Sackers had a telephone discussion regarding potential partnering options. On April 30, 2007, Mr. Schatz delivered an initial, non-binding indication of interest letter to Mr. Faulkner. Such letter expressed interest in pursuing a potential transaction between QIAGEN and Digene and included an initial indication of interest proposal, subject to due diligence, of $58 to $62 per share for each share of Digene Common Stock outstanding or underlying outstanding equity awards with consideration to be paid 60% in cash and 40% in QIAGEN common shares. Mr. Faulkner shared the letter with the Digene Board, Mr. Slattery, JPMorgan and representatives of Ballard Spahr Andrews & Ingersoll, LLP, Digene’s corporate and securities outside counsel.

On May 2 and May 3, 2007, the Digene Board met in person at the Digene Gaithersburg, Maryland facility for regularly scheduled Board and Committee meetings. Routine Board and Committee meetings were held on May 2, 2007. On May 3, 2007, Digene management made a strategic plan presentation to the Digene Board. Such strategic plan discussed the future options available to Digene to pursue intrinsic growth of its HPV screening product offerings, supplementing such intrinsic growth with acquisitions, or to pursue a strategic partner transaction. Following such presentation and discussion, representatives of JPMorgan joined the Digene Board meeting and presented information about recent transactions in the in vitro diagnostics industry, including the molecular diagnostics sector, a review of strategic alternatives available to Digene, an overview of QIAGEN and its business and an analysis of the QIAGEN proposal. Following discussion, the Digene Board authorized management to pursue the opportunity presented by QIAGEN.

On May 4, 2007, Mr. Schatz met with Mr. Faulkner and Mr. Slattery at the QIAGEN Germantown, Maryland facility to discuss the process to be followed by the parties.

Over the next five days, Digene and its legal and financial advisors worked to establish an electronic due diligence room. On May 7, 2007, QIAGEN and Digene executed a Confidentiality Agreement.

On May 9 and May 10, 2007, senior management of Digene, including Mr. Faulkner, Mr. Slattery, Mr. White, Ms. Seyfried and Belinda Patrick, Senior Vice President, Manufacturing Operations, and senior management of QIAGEN, including Mr. Schatz, Mr. Sackers, Mr. Liu, Dr. Schriek and Victoria Blaine, Vice President, Molecular Diagnostic Sales North America, of QIAGEN met in New York City with their respective financial advisors for two days of management presentations and due diligence. Certain members of the executive teams continued with financial due diligence on May 11, 2007. Digene also provided QIAGEN with access to the electronic data room. Over the next few weeks, representatives of QIAGEN, QIAGEN’s financial advisors and QIAGEN’s legal advisors, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz Levin”), conducted a due diligence review of Digene.

Beginning on May 11, 2007 and continuing into the next week, representatives of JPMorgan contacted key potential strategic partners for Digene to assess their interest in a transaction with Digene. A total of eleven publicly traded companies in the diagnostic or pharmaceutical industries were contacted. After such contacts were made, four companies provided no feedback, four indicated they were not interested and three companies asked questions and engaged in discussions with JPMorgan representatives.

On May 14, 2007, Mintz Levin provided a Merger Agreement draft to Digene and its representatives. The draft proposed a merger transaction, with the requirement for meetings of QIAGEN shareholders and Digene stockholders, extensive representations and warranties of Digene and covenants of the parties. This draft was discussed over the next few days by Digene management and its legal and financial advisors. Digene also forwarded a reverse due diligence request list to QIAGEN in order to assist the Digene Board in evaluating the QIAGEN stock portion of the consideration to be received by the Digene stockholders. On May 17, 2007, representatives of the parties’ legal advisors participated in a telephone conference call regarding the draft Merger Agreement. The discussion focused on the parties’ respective covenants, the mechanics of the election process proposed for receipt of cash or stock merger consideration, the conditions to closing and the termination rights proposed for the respective parties.

On May 18, 2007, Mr. Schatz provided Mr. Faulkner with an updated, non-binding, indication of interest letter, which re-affirmed the range of $58 to $62 per share, with a cash/stock consideration mix of 50% cash and 50% stock. In this letter, Mr. Schatz noted that the QIAGEN team expected to complete its primary due diligence review by May 27, 2007.

On May 18, 2007, the Digene Board met by conference telephone to receive an update on the status of the transaction. The due diligence process, key Merger Agreement terms and revised letter of interest were discussed. Representatives of JPMorgan and Ballard Spahr participated in the meeting.

Also on May 18, 2007, one of the companies contacted by JPMorgan provided a preliminary, nonbinding indication of interest letter to Digene with an indicated range of $58 to $63 per share in an all cash transaction, subject to due diligence review. The Digene Board discussed such preliminary indication of interest during its May 18, 2007 telephonic meeting and authorized management to proceed with discussions with such company.

On May 20, 2007, Mr. Schatz visited the Digene Gaithersburg, Maryland facility and met with Mr. Faulkner, Ms. Patrick and Larry Wellman, Vice President, Human Resources of Digene for a tour of the facility and information-sharing.

On May 21, 2007, Digene and its representatives provided QIAGEN and its representatives with comments to the Merger Agreement draft and conversations between the respective parties and their legal and financial advisors occurred. Digene also entered into a confidentiality agreement with the other potentially interested company and opened the electronic data room to such company for due diligence purposes. On May 22, 2007, Digene and QIAGEN executed an amendment to their Confidentiality Agreement to reflect similar provisions with respect to the standstill covenant similar to those included in the confidentiality agreement with the other potentially interested company. Over the course of the next week, Digene and QIAGEN management representatives engaged in multiple conversations, and due diligence and reverse due diligence reviews continued.

The Digene Board held a telephonic meeting on May 23, 2007. Representatives of JPMorgan and Ballard Spahr participated. The Digene Board discussed the status of the QIAGEN transaction and its potential strategic value to Digene, the adequacy, from a financial perspective, of the offer made by QIAGEN, the status of due diligence reviews and the anticipated next steps.

On May 24, 2007, Digene management representatives made management presentations to the other potentially interested company. Digene and its representatives also answered questions from such company and initiated a review of its publicly available information.

On May 25, 2007, Mr. Schatz provided Mr. Faulkner with a revised, non-binding indication of interest letter, a revised draft of the Merger Agreement and information regarding the potential benefits of the proposed transaction to Digene and QIAGEN. In such correspondence, QIAGEN proposed consideration equal to $61.25 per Digene share, with 50% of the aggregate consideration in cash, 50% in stock, at a fixed exchange ratio and no financing contingency. Mr. Schatz noted that the QIAGEN Board had reviewed and approved the offer and that the QIAGEN due diligence was substantially complete. The revised Merger Agreement draft changed the structure of the proposed transaction to a tender offer followed by a subsequent merger transaction.

Over the Memorial Day weekend, Digene management representatives met by telephone with Digene’s financial and legal advisors. On May 27, 2007, the Digene Board held a telephonic meeting to discuss the revised letter of interest and the status of the transaction. Digene’s financial and legal advisors participated in such meeting. The topics discussed included a review of the proposal from a financial perspective, the potential to achieve a higher price per share, the cash/stock mix and the possible risks of a fixed exchange ratio offer with no collar. The Board authorized management and JPMorgan and Ballard Spahr to continue negotiations with QIAGEN and its financial and legal advisors regarding the financial terms of the offer and the completion of a mutually acceptable definitive Merger Agreement. Such discussions occurred on May 28 and 29, 2007.

On May 29, 2007, the Digene Board held a telephonic meeting to discuss the status of the QIAGEN transaction. Again the Board discussed the price per share offered, the fixed exchange ratio with no collar and the possibility that QIAGEN would agree to increase the cash/stock mix to 55%-60% cash and 45-40% stock. The Digene Board reviewed information provided by JPMorgan concerning the frequency of collar mechanisms in recent transactions. From May 29, 2007 until June 2, 2007, the management teams and legal and financial advisors of Digene and QIAGEN met frequently by telephone to negotiate the final terms of the Merger Agreement, including the financial consideration, the tender offer process combined with a stockholder consideration election feature with respect to the cash/stock mix, the covenants of the parties, in particular the covenants requiring QIAGEN consent for certain business activities of Digene during the interim period between signing the Merger Agreement and closing the transaction, the termination rights available to both parties, including the length of time the parties would work to achieve a successful closing of the contemplated transaction before having the ability to terminate, the ability of either party to terminate the transaction upon failure to receive regulatory approvals, and the termination fee payable in certain termination events, principally those involving a change in the Digene Board recommendation following acceptance of a superior competing proposal, if one should arise.

On May 31, 2007, the other potentially interested company described above verbally indicated to JPMorgan its decision to withdraw its preliminary indication of interest.

On June 2, 2007, the Digene Board met in person in Philadelphia, Pennsylvania to discuss the offer presented by QIAGEN. Representatives of JPMorgan and Ballard Spahr attended the meeting. Management and the advisors provided the Digene Board with information regarding the results of the reverse due diligence review of QIAGEN, a detailed summary of the proposed Merger Agreement terms, the antitrust review and analysis conducted to date and the financial terms offered. The summary included a discussion of the mechanics of the proposed tender offer and subsequent merger transaction. JPMorgan discussed with the Digene Board the financial terms of the proposed transaction and rendered its oral opinion, subsequently confirmed in writing, to the Digene Board that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations to be set forth in its written opinion, the consideration offered in the Offer and the Merger, when considered together (i.e., the right of each Digene stockholder to receive for each share of Digene common stock at the election of such holder, $61.25 in cash or 3.545 QIAGEN common shares, subject to proration to achieve an aggregate consideration allocation of 55% cash/45% stock, and, in the case of the merger portion of the transaction, the same right to receive for each share of Digene common stock at the election of the holder, $61.25 in cash or 3.545 QIAGEN common shares, subject to proration to achieve an aggregate consideration allocation of 55% cash/45% stock), was fair, from a financial point of view, to the Digene stockholders.

At the conclusion of the June 2, 2007 meeting, the Digene Board unanimously approved the terms and provisions of the Merger Agreement, including the tender offer and recommended that its stockholders accept the tender offer and, if applicable, vote in favor of adoption of the Merger Agreement.

On June 2 and 3, 2007, the parties and their representatives finalized the Merger Agreement, which was executed by the parties on June 3, 2007. The parties also worked to prepare public announcements of the transaction. A press release announcing the transaction was issued on June 3, 2007 and a joint, webcast conference call was held on June 4, 2007.

REASONS FOR THE BOARD’S RECOMMENDATION

In approving the Merger Agreement, and the transactions contemplated by the Merger Agreement, and recommending that all holders of Digene Common Stock accept the Offer, Digene’s Board considered a number of positive factors, including:

•	the enhanced ability of Digene to grow and expand its HPV and women’s health businesses through the combination with QIAGEN;

•	the present business, assets, technology, products, financial condition and prospects of Digene, both in the absence of the transaction with QIAGEN, and if the transaction were to occur;

•

the breadth and depth of QIAGEN’s sample preparation and sample processing and assay technologies, which create opportunities to add key sample and assay technologies, such as nucleic acid extraction and stabilization, sample processing, multiplexing and PCR, to Digene’s product offerings and to assist in the development of Digene’s next generation platform programs;

•	the complementary nature of the businesses of the two companies and the ability to utilize the assets, technologies and capabilities of both to grow the combined business;

•	the ability to combine the strengths of the companies’ geographic reach, sales, service and support teams and global sales channels;

•	the combination of the research and development team assets in molecular diagnostics;

•	the future growth synergies expected from combining the research and development, manufacturing, and sales capabilities and customer relationships of the two companies;

•	the anticipated cost and revenue synergies;

•	the significant premium offered to the Digene stockholders in the transaction;

•

the structure of the transaction as a first step tender offer, followed by a Merger, which may serve to shorten the time period between signing the Merger Agreement and closing the transaction, and enable Digene’s stockholders to receive the transaction consideration earlier;

•

the mixture of the cash component and QIAGEN common shares stock component of the Offer, allowing Digene stockholders to elect to receive some QIAGEN stock and, as shareholders of a larger company, to benefit from the anticipated future growth of the combined business;

•	the assessment that the terms of the Merger Agreement are fair and balanced for each party;

•

the opinion of JPMorgan, as more fully described in this Item 4 of this Statement under the heading “Opinion of JP Morgan,” that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the consideration to be received in the Offer and the Merger, when considered together, are fair, from a financial point of view, to the Digene stockholders;

•	reports from management, legal advisors and financial advisors as to the results of the reverse due diligence review of QIAGEN; and

•	the likelihood that the Offer and the Merger transaction will be consummated, including the reasonableness of the conditions to the Offer and the closing of the transaction.

The Digene Board also considered the terms of the Merger Agreement, including the right of Digene to consider and negotiate other potential unsolicited acquisition proposals, and the possible effects of the provisions regarding the termination fee of $59,000,000 that might be payable by Digene in certain circumstances where the Merger Agreement could be terminated.

The Digene Board also evaluated and discussed the following risks that might arise:

•	the risk that the potential benefits sought in the Offer and the Merger transactions would not be fully realized;

•

certain risks applicable to QIAGEN’s business and described under the heading “Risk Factors—Risks Related to QIAGEN and the Combined Company” in the prospectus portion of the Registration Statement on Form F-4 as filed by QIAGEN on the date of this filing;

•

the risk that the fixed exchange ratio of the stock component of the Offer consideration could lead, in the event of a decline in the market price of QIAGEN common shares, to a reduced value of the stock component of the consideration received by the Digene stockholders;

•	the risk from the lack of a collar on the stock portion of the consideration;

•	the risks and uncertainties associated with the U.S. Food and Drug Administration approval process and the impact regulatory requirements could have on the combined company;

•	the risk that the transaction would not gain the required regulatory approvals or that the minimum conditions of the Offer would not be met;

•	the risk that the Digene stockholders will not tender sufficient shares in the Offer to meet the minimum condition or that the QIAGEN shareholders will not approve the proposed transactions; and

•	the potential severance payments that could be triggered by the termination of employment of Digene executives.

The Digene Board believes that the foregoing risks are outweighed by the potential benefits of the Offer and the Merger to the Digene stockholders. The Digene Board also considered various alternatives to the Offer and Merger transaction with QIAGEN, including remaining independent, and determined that the proposed transaction with QIAGEN represents the best potential opportunity for Digene and its stockholders.

OPINION OF JP MORGAN

At the special meeting of the Digene board of directors on June 2, 2007, JPMorgan rendered its oral opinion, subsequently confirmed in writing, to the Digene Board that, as of that date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the consideration (i.e., the right, in the case of the Offer, to receive for each share of Digene Common Stock, at the election of the holder, $61.25 in cash or 3.545 shares of QIAGEN common stock, subject to proration, and, in the case of the Merger, to convert each share of Digene common stock into the right to receive, at the election of the holder, $61.25 in cash or 3.545 shares of QIAGEN common stock, subject to proration, all as described in the Merger Agreement and summarized in JPMorgan’s written opinion) to be received by the holders, other than QIAGEN and its affiliates, of Digene Common Stock in the Offer and the Merger, taken together (referred to as the “Transaction”) was fair from a financial point of view to such holders.

The full text of JPMorgan’s written opinion, dated June 2, 2007, sets forth, among other things, the assumptions made, the procedures followed, matters considered and qualifications and limitations on the review undertaken by JPMorgan. This opinion is attached as Annex II and is incorporated into this document by reference. JPMorgan has consented to the inclusion of its opinion herein. The summary of JPMorgan’s opinion below is qualified in its entirety by reference to the full text of JPMorgan’s opinion. Digene stockholders should read this opinion carefully and in its entirety. JPMorgan’s opinion addresses only the fairness from a financial point of view to the holders, other than QIAGEN and its affiliates, of Digene Common Stock of the consideration to be received by such holders in the Transaction and does not constitute a recommendation to any Digene stockholders as to whether such stockholders should tender their shares in the Offer or how such stockholders should tender their shares for exchange in the Offer or how such stockholders should vote with respect to the Merger or any other matter, if such vote is required.

Although JPMorgan evaluated the fairness of the consideration from a financial point of view to the holders, other than QIAGEN and its affiliates, of Digene common stock, the consideration itself was determined through negotiations between Digene and QIAGEN. While JPMorgan did provide financial advice to the Board during the course of these negotiations, the decision to approve and recommend this Transaction was made independently by the Board. JPMorgan’s opinion was one among numerous factors that the Board took into consideration in making the determination to approve and recommend the Transaction and the Merger Agreement.

In the course of performing its review and analyses for rendering its opinion, JPMorgan:

•	reviewed a draft of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning Digene and QIAGEN and the industries in which they operate;

•

compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies it deemed relevant and the consideration received for such companies;

•

compared the financial and operating performance of Digene and QIAGEN with publicly available information concerning certain other companies it deemed relevant and reviewed the current and historical market prices of the Digene common stock and QIAGEN common stock and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by the management of Digene, relating to the businesses of both Digene and QIAGEN, and by or on behalf of the management of QIAGEN, relating to its business, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction as provided to us by the management of Digene; and

•	performed such other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its opinion.

In addition, JPMorgan held discussions with certain members of the management of Digene and QIAGEN with respect to certain aspects of the Transaction, the past and current business operations of Digene, the financial condition and future prospects and operations of Digene and QIAGEN, the effects of the Transaction on the financial condition and future prospects of Digene and QIAGEN, and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

In giving its opinion, JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with it by or on behalf of Digene or QIAGEN or otherwise reviewed by or for it. JPMorgan did not conduct and was not provided with any valuation or appraisal of any assets or liability, nor did it evaluate the solvency of Digene or QIAGEN under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it, including the synergies expected to result from the Transaction as provided to it by the management of Digene, JPMorgan assumed that such analyses and forecasts had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of

Digene and QIAGEN to which such analyses or forecasts related. JPMorgan expressed no view as to such analyses or forecasts (including the synergies expected to result from the Transaction) or the assumptions on which they were based. JPMorgan also assumed that this Transaction will have the tax consequences described in discussions with, and materials furnished to JPMorgan by, representatives of Digene, that the Transaction contemplated by the Merger Agreement will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement will not differ in any material respects from the draft thereof furnished to it. JPMorgan also assumed that the representations and warranties made by Digene and QIAGEN in the Merger Agreement and the related agreements are and will be true and correct in all ways material to its analysis. JPMorgan is not legal, regulatory or tax experts and relied on the assessments made by advisors to Digene with respect to such issues. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on Digene or QIAGEN or on the contemplated benefits of the Transaction.

JPMorgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date thereof. It should be understood that subsequent developments may affect JPMorgan’s opinion and that it does not have any obligation to update, revise, or reaffirm its opinion. JPMorgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of the Digene common stock (other than QIAGEN and its affiliates) to such holders in the proposed Transaction, and JPMorgan expressed no opinion as to the fairness of the Transaction to the holders of the Digene common stock or the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Digene, or as to the underlying decision by Digene to engage in the Transaction. JPMorgan expressed no opinion herein as to the price at which the Digene Common Stock or the QIAGEN common stock will trade at any future time.

Set forth below is a summary of the material financial analyses presented by JPMorgan to the Board on June 2, 2007, in connection with the rendering of its opinion.

In performing its analyses, JPMorgan made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of JPMorgan, Digene and QIAGEN. Any estimates contained in the analyses performed by JPMorgan are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. In addition, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

Transaction Metrics and Market Analysis

JPMorgan reviewed with the Digene Board the basic structure of the Transaction as described to JPMorgan by Digene management, including the following:

•

implied Transaction consideration of $61.25 per share based on $61.25 in cash or 3.545 shares of QIAGEN common stock per each share, subject to proration (based on the June 1, 2007 closing price of QIAGEN common stock of $17.28); and

•

Digene firm value of $1.397 billion, calculated as equity value of $1.565 billion, based on the $61.25 implied per share Transaction consideration multiplied by 25.5 million fully diluted shares of Digene common stock using the treasury stock method, minus net debt of $168 million (as provided by Digene management).

JPMorgan calculated for the Digene Board various implied Transaction multiples and premiums resulting from the Transaction, based on information provided by Digene management and equity research. The following table presents the results of the JPMorgan calculations:

	Transaction Multiples Digene Management Case			Transaction Multiples Equity Research Median
	LTM	2007E	2008E	LTM	2007E	2008E
Firm Value/Revenue	7.3x	6.9x	5.4x	7.3x	6.9x	5.6x
Firm Value/EBITDA	41.9x	37.4x	22.6x	41.9x	38.8x	25.7x
Price/Earnings	N/M	62.1x	38.3x	N/M	64.5x	44.4x

JPMorgan also reviewed the historical trading prices and volumes for the Digene common stock for the last twelve months (“LTM”) ending June 1, 2007. Over the LTM ending June 1, 2007, the Digene common stock traded at a range between $34.87 and $53.41. In addition, JPMorgan analyzed the implied consideration to be received by holders of Digene common stock pursuant to the Transaction in relation to the closing price of the Digene common stock on June 1, 2007 and historical averages of the Digene common stock during the LTM.

This analysis indicated that the implied consideration of $61.25 to be received by the holders of Digene common stock pursuant to the Transaction represented:

•	a premium of 36.8% based on the market price of $44.77 per share as of June 1, 2007;

•	a premium of 39.6% based on the 1-month average market price prior to June 1, 2007 of $43.87;

•	a premium of 33.1% based on the 6-month average market price prior to June 1, 2007 of $46.00;

•	a premium of 37.5% based on the 12-month average market price prior to June 1, 2007 of $44.56; and

•	a premium of 14.7% based on the 52-week high market price prior to June 1, 2007 of $53.41.

JPMorgan also reviewed selected analysts research views of the Digene common stock, based on one-year price targets. Such views provided a range in the respective analysts target prices of Digene common stock between $44.00 and $60.00, with a mean of $53.50 and a median of $56.50. JPMorgan compared such Transaction metrics and market analyses to the $61.25 implied Transaction consideration per share of Digene common stock.

To assist Digene in evaluating the exchange ratio, JPMorgan also reviewed the price range and selected research views of the QIAGEN common stock. Over the LTM ending June 1, 2007, the QIAGEN common stock traded at a range between $12.80 and $18.18 and closed at $17.28 on June 1, 2007. Such selected research views, based on one-year price targets, provided a range in the target price of QIAGEN common stock of between $14.50 and $26.25, with a mean of $19.00 and a median of $18.75.

Implied Value Analysis

Selected Diagnostic Comparable Trading Analysis. JPMorgan compared selected financial information for Digene with corresponding financial information of selected publicly held companies in the diagnostics industry. JPMorgan selected these companies for comparison because they are companies with operations in certain respects comparable to Digene, respectively. These companies include:

•	Biosite Incorporated

•	Celera Group

•	Cepheid

•	Cytyc Corporation

•	Gen-Probe Incorporated

•	Hologic, Inc.

•	Inverness Medical Innovations, Inc.

•	Immucor, Inc.

•	Luminex Corporation

•	Third Wave Technologies, Inc.

•	Ventana Medical Systems

Although none of the selected companies is directly comparable to Digene, the above companies were chosen because they are companies that, for purposes of analysis, may be considered similar to Digene and/or are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Digene.

JPMorgan calculated and compared for such companies the multiples of firm value to each of 2008E Revenue and 2008E EBITDA using stock prices as of June 1, 2007, as calendarized to June year-end, and financial data and information it obtained from equity research and public data. The following table presents the results of JPMorgan’s calculations:

	Comparable Trading Analysis Multiples Lo/Hi	Comparable Trading Analysis Multiples Median
FV/2008E Revenue	2.7-8.0x	5.6x
FV/2008E EBITDA	8.0-24.0x	15.8x

Based on this analysis and JPMorgan’s judgment of the calculations above, JPMorgan derived a FV/2008E Revenue multiple range of 3.5x to 5.5x, and a FV/2008E EBITDA multiple range of 14.0x to 17.0x. JPMorgan then applied that range to the comparable forecast information with respect to Digene provided by Digene management to calculate a per share implied equity value range based on FV/2008E Revenue of $43.00 to $62.75 and a per share implied equity value range based on FV/2008E EBITDA of $41.00 to $48.00. JPMorgan compared such comparable trading analysis to the $61.25 implied Transaction consideration value per share of Digene common stock.

Selected Precedent Transactions Analysis. JPMorgan conducted an analysis of selected diagnostic companies transactions comparable to the proposed Transaction. JPMorgan reviewed publicly available financial data, stock market performance data and professional equity research reports that JPMorgan believed to be relevant. Not all of the transactions were consummated. A list of the transactions reviewed follows:

Announcement Month	Acquiror	Target
May 2007	Hologic, Inc.	Cytyc Corporation
February 2007	EQT V Limited	Dako A/S
February 2007	Cepheid	Sangtec Molecular Diagnostics
February 2007	Cytyc Corporation	Adeza Biomedical Corporation
December 2006	Luminex Corporation	TM Bioscience Corporation
October 2006	Danaher Corporation	Vision Systems Limited
September 2006	Becton, Dickinson and Co.	Tripath Imaging
March 2006	Thermo Fisher Scientific Inc.	Athena Diagnostics, Inc.
January 2006	Becton, Dickinson and Co.	GeneOhm Sciences, Inc.

Although none of the selected transactions or the companies party to the transactions is directly comparable to the merger or to Digene or QIAGEN, the above transactions were chosen because they involve transactions that, for purposes of analysis, may be considered similar to the Transaction and/or involve publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Digene and QIAGEN.

For each of the selected transactions, JPMorgan calculated and, to the extent information was publicly available, compared the transaction value (as defined below) of such transactions as a multiple of the target company’s LTM Revenue prior to the announcement of the transaction. For purposes of this analysis, “transaction value” was calculated by adding each target company’s sum of its long-term and short-term debt to the sum of the value of its common equity based on the price per share at which the acquirer intended to purchase its common equity as of the date of announcement of the transaction, the book value of its preferred stock and the book value of its minority interest, and subtracting cash and cash equivalents. The following table presents the results of this analysis:

	Comparable Transactions Multiples Lo/Hi	Comparable Transactions Multiples Median
Transaction Value/LTM Revenue	3.4-9.6x	4.7x

Based on this analysis and JPMorgan’s judgment of the calculations above, JPMorgan derived a Transaction Value/LTM Revenue multiple range of 5.0x to 7.0x. JPMorgan then applied that range to the comparable forecast information with respect to the Transaction provided by Digene management to calculate a per share implied equity value range for Digene based on Transaction Value/LTM Revenue of $44.50 to $59.00. JPMorgan compared such selected precedent transaction analysis to the $61.25 implied Transaction consideration value per share of Digene common stock.

Discounted Cash Flow Analysis. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future free cash flows generated by assets and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value”. “Present value” refers to the current value of one or more future cash payments from the asset, which we refer to as that asset’s cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors.

Using projections provided by Digene management, JPMorgan conducted a discounted cash flow analysis of Digene to calculate a range of implied per share value of Digene common stock. JPMorgan calculated the free cash flows that Digene is expected to generate during fiscal years 2007 through 2016, based on financial data and assumptions provided by Digene management.

In calculating Digene’s value for the terminal period, JPMorgan applied a perpetual growth rate ranging from 4.00% to 5.00% of the free cash flow of Digene for periods subsequent to 2016, which were based on growth rates projected in the periods measured. Projected cash flows were then discounted to present value using cost of capital rates ranging from 10.0% to 11.0% that were estimated based on the range of JPMorgan’s calculation of Digene’s weighted average cost of capital.

The foregoing discounted cash flow analysis indicated a range of implied equity values of between $41.50 and $53.00 per share of Digene common stock. JPMorgan compared such discounted cash flow analysis to the $61.25 implied Transaction consideration value per share of Digene common stock.

Relative Value Analysis

To assist Digene in evaluating the exchange ratio in the Transaction, JPMorgan also performed a relative valuation analysis by performing certain of the implied valuation analyses for QIAGEN as it did for Digene and then by comparing them to the valuation analyses for Digene to create various implied relative exchange ratios.

Selected Life Science Research Tools Comparable Trading Analysis. JPMorgan compared selected financial information for QIAGEN with corresponding financial information of selected publicly held companies in the life science research tools industry. JPMorgan selected these companies for comparison because they are companies with operations in certain respects comparable to QIAGEN. These companies include:

•	Affymetrix, Inc.

•	Applied Biosystem Inc.

•	Beckman Coulter, Inc.

•	Becton, Dickinson and Co.

•	Bio-Rad Laboratories, Inc.

•	Bruker BioSciences Corporation

•	Caliper Life Sciences Inc.

•	Charles River Laboratories

•	Illumina, Inc.

•	Invitrogen Corporation

•	Luminex Corporation

•	MDS Inc.

•	Mettler-Toledo International Inc.

•	Millipore Corporation

•	PerkinElmer, Inc.

•	Sigma-Aldrich Corporation

•	Techne Corporation

•	Thermo Fisher Scientific Inc.

•	Varian, Inc.

•	Waters Corporation

Although none of the selected companies is directly comparable to QIAGEN, the above companies were chosen because they are companies that, for purposes of analysis, may be considered similar to QIAGEN and/or are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of QIAGEN.

JPMorgan calculated and compared for such companies the multiples of Firm Value to each of 2007E Revenue and 2007E EBITDA, using stock prices as of June 1, 2007, as calendarized to December year-end, and financial data and information it obtained from equity research and public data. The following table presents the results of JPMorgan’s calculations:

	Comparable Trading Analysis Multiples Lo/Hi	Comparable Trading Analysis Multiples Median
FV/2007E Revenue	1.4-9.2x	2.9x
FV/2007E EBITDA	9.4-16.6x	12.9x

Based on this analysis and JPMorgan’s judgment of the calculations above, JPMorgan derived a FV/2007E Revenue multiple range of 3.5x to 5.5x, and a FV/2007E EBITDA multiple range of 14.0x to 17.0x. JPMorgan then applied that range to the comparable forecast information with respect to QIAGEN provided by or on behalf of QIAGEN management and by Digene management to calculate a per share implied equity value range based on FV/2008E Revenue of $12.00 to $18.25 and a per share implied equity value range based on FV/2008E EBITDA of $14.50 to $18.25.

QIAGEN Discounted Cash Flow Analysis. Using projections provided by or on behalf of QIAGEN management and by Digene management, JPMorgan conducted a discounted cash flow analysis of QIAGEN to calculate a range of implied per share value of QIAGEN. JPMorgan calculated the free cash flows that QIAGEN is expected to generate during fiscal years 2007 through 2016, based on financial data and assumptions provided by Digene management and QIAGEN management.

In calculating QIAGEN’s value for the terminal period, JPMorgan applied a perpetual growth rate ranging from 4.00% to 5.00% of the free cash flow of QIAGEN for periods subsequent to 2016, which were based on growth rates projected in the periods measured. Projected cash flows were then discounted to present value using cost of capital rates ranging from 9.0% to 10.0% that were estimated based on the range of JPMorgan’s calculation of QIAGEN’s weighted average cost of capital.

The foregoing discounted cash flow analysis indicated a range of equity values of between $15.75 and $22.00 per share of QIAGEN common stock

Relative Valuation Summary. Based on the analyses above, JPMorgan compared the implied value ranges resulting from the comparable analyses described above to derive a series of implied exchange ratio ranges. The following presents the results of JPMorgan’s calculations:

Implied Exchange Ratio
52-week trading range	2.724x-2.938x
Trading comparable Revenue based multiples	3.427x-3.555x
Trading comparable EBITDA based multiples	2.631x-2.819x
Discounted cash flow analysis	2.414x-2.650x

JPMorgan compared such relative valuation calculations to the Transaction exchange ratio of 3.545x.

Pro Forma Impact to QIAGEN

JPMorgan prepared an analysis of cash earnings per share (“EPS”) accretion/dilution for QIAGEN pro forma for the Transaction as though it had been consummated on June 1, 2007, excluding the amortization of existing and new intangibles as a result of the Transaction. JPMorgan noted that such analysis indicated that the Transaction would be accretive to QIAGEN’s 2008 EPS, based on projections and assumptions (including synergy assumptions) provided by Digene management and QIAGEN management, and accretive to QIAGEN’s 2009 EPS, based on both the street estimates and internal management forecasts and assumptions (assuming the synergy assumptions provided by Digene and QIAGEN management).

Miscellaneous

In connection with the review of the Transaction by the Digene board, JPMorgan performed a variety of generally accepted financial and comparable analyses for purposes of rendering their respective opinions. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, JPMorgan considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it, but rather made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. JPMorgan believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of their analyses, without considering all of them, would create an incomplete view of the process underlying their analyses and opinions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of JPMorgan with respect to the actual value of Digene.

In performing their analyses, JPMorgan made, and was provided by the management of each of Digene and QIAGEN, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of JPMorgan, Digene and QIAGEN. Analyses based on estimates or forecasts of future results are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such analyses. The analyses described above were performed solely as part of the respective analyses of JPMorgan of the fairness of the consideration, as described above, from a financial point of view, to be received by the holders, other than QIAGEN and its affiliates, of Digene Common Stock, and were performed in connection with the delivery by JPMorgan of its opinion, dated June 2, 2007, to the Digene Board. The analyses do not purport to be appraisals or to reflect the prices at which Digene common stock or QIAGEN common stock will trade following the announcement or consummation of the Transaction. This summary does not purport to be a complete description of the analyses underlying the JPMorgan opinion. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Digene, QIAGEN or their respective advisors, none of Digene, QIAGEN, JPMorgan, nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions. The consideration, as described above, and other terms of the Transaction were determined through arm’s-length negotiations between Digene and QIAGEN and were approved by the Digene Board.

The opinion of JPMorgan was one of many factors taken into consideration by the Digene Board in making its determination to approve the Transaction. The analyses of JPMorgan summarized above should not be viewed as determinative of the opinion of the Digene Board with respect to the value of Digene or QIAGEN, or of whether the Digene Board would have been willing to agree to different or other forms of consideration.

The Digene Board selected JPMorgan as its financial advisor because of its reputation as an internationally recognized investment banking and an advisory firm with substantial experience in transactions similar to this Transaction and because JPMorgan is familiar with Digene and its business. As part of its investment banking and financial advisory business, JPMorgan is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Digene engaged JPMorgan to act as its financial advisor in connection with the Transaction. Pursuant to the terms of its agreement with JPMorgan dated as of May 1, 2007, Digene has agreed to pay JPMorgan a fee for its services, $1.5 million of which was payable upon the delivery of the opinion to the Digene Board, and the balance of which is payable upon the consummation of the Transaction or an alternative transaction that is transformational to Digene. The aggregate fee to which JPMorgan is entitled will be determined pursuant to a formula which is a percentage of consideration which, using the implied Transaction consideration as of June 1, 2007, will be equal to approximately $15,000,000. Digene also has agreed to reimburse JPMorgan for reasonable expenses incurred. In addition, Digene has agreed to indemnify JPMorgan for certain liabilities arising out of its engagement.

In the past, JPMorgan has provided certain investment banking services to Digene for customary compensation, including acting as a bookrunner in connection with the Company’s offering of its common stock in November 2005. In addition, JPMorgan may perform various investment banking and commercial banking services for Digene, QIAGEN or their affiliates in the future, all for customary compensation. In the ordinary course of its businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of Digene or QIAGEN for its own account or for the accounts of customers and, accordingly, JPMorgan may at any time hold long or short positions in such securities.

Intent to Tender

After reasonable inquiry and to Digene’s knowledge, a majority of Digene’s executive officers and directors currently intend to tender, pursuant to the Offer, all shares of Digene Common Stock they hold of record or own beneficially, other than shares, if any, held by them that, if tendered, could cause them to incur liability under Section 16(b) of the Exchange Act.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated May 1, 2007, Digene formally retained JPMorgan to act as its financial advisor in connection with a sale of Digene and to render an opinion to the Digene Board regarding the fairness, from a financial point of view, of the consideration to be received by the holders of shares of Digene Common Stock in the Offer and the Merger, together and not separately. A summary of the terms of the agreement between Digene and JPMorgan appears on page 11 of this Statement under “Item 4. The Solicitation or Recommendation-Opinion of JP Morgan.”

A summary of the material provisions of the agreements between QIAGEN and American Stock Transfer and Trust Company, in its capacity as Exchange Agent and Depositary for the Offer, and between QIAGEN and Innisfree M&A Incorporated, in its capacity as Information Agent for the Offer, is included in the Schedule TO and is incorporated herein by reference.

Except as set forth above, neither Digene nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Digene on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of Digene, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth below, no transactions in the shares of Digene Common Stock have been effected during the past 60 days by Digene or any of its subsidiaries or, to the best of Digene’s knowledge, by any executive officer, director or affiliate of Digene. On the dates specified below, the following executive officers and directors of Digene sold the following shares at the following prices:

Name/Title	Date	Number of Shares	Nature of Transaction	Price Per Share
Evan Jones, Chairman of the Board, Former Chief Executive Officer	6/11/2007	2,305	Exercise of Nonqualified Stock Options*	$6.53
	6/11/2007	100	Open Market Sale*	$56.13
	6/11/2007	100	Open Market Sale*	$56.18
	6/11/2007	200	Open Market Sale*	$56.22
	6/11/2007	300	Open Market Sale*	$56.26
	6/11/2007	100	Open Market Sale*	$56.27
	6/11/2007	100	Open Market Sale*	$56.28
	6/11/2007	200	Open Market Sale*	$56.30
	6/11/2007	100	Open Market Sale*	$56.32
	6/11/2007	200	Open Market Sale*	$56.33
	6/11/2007	200	Open Market Sale*	$56.34
	6/11/2007	200	Open Market Sale*	$56.35
	6/11/2007	300	Open Market Sale*	$56.37
	6/11/2007	100	Open Market Sale*	$56.38
	6/11/2007	105	Open Market Sale*	$56.44
	6/4/2007	11,525	Exercise of Nonqualified Stock Options*	$6.53
	6/4/2007	500	Open Market Sale*	$56.45
	6/4/2007	500	Open Market Sale*	$56.69
	6/4/2007	500	Open Market Sale*	$57.06
	6/4/2007	500	Open Market Sale*	$57.40
	6/4/2007	500	Open Market Sale*	$57.60
	6/4/2007	500	Open Market Sale*	$57.83
	6/4/2007	500	Open Market Sale*	$57.93
	6/4/2007	500	Open Market Sale*	$58.12
	6/4/2007	500	Open Market Sale*	$58.19
	6/4/2007	500	Open Market Sale*	$58.24
	6/4/2007	500	Open Market Sale*	$58.50
	6/4/2007	500	Open Market Sale*	$59.16
	6/4/2007	500	Open Market Sale*	$59.44
	6/4/2007	500	Open Market Sale*	$59.64
	6/4/2007	925	Open Market Sale*	$57.60
	6/4/2007	1,000	Open Market Sale*	$58.27
	6/4/2007	1,050	Open Market Sale*	$58.68
	6/4/2007	1,550	Open Market Sale*	$58.24

Name/Title	Date	Number of Shares	Nature of Transaction	Price Per Share
C. Douglas White, Senior Vice President, Sales and Marketing—Americas and Asia Pacific	6/4/2007	16,667	Exercise of Nonqualified Stock Options**	$26.74
	6/4/2007	5,300	Open Market Sale**	$60.15
	6/4/2007	300	Open Market Sale**	$60.01
	6/4/2007	11,067	Open Market Sale**	$60.00

Daryl Faulkner, Chief Executive Officer and President	5/3/2007	2,065	Vesting of a portion of a performance shares award made upon initiation of employment as President and Chief Executive Officer of Digene***	$0.00
	5/3/2007	712	Shares repurchased by Digene for payment of taxes	$47.01

Joseph Migliara, Director	4/26/2007	5,000	Exercise of Nonqualified Stock Options*	$30.65
	4/26/2007	3,391	Open Market Sale*	$46.00
	4/26/2007	709	Open Market Sale*	$46.05
	4/26/2007	900	Open Market Sale*	$46.03

Robert McG. Lilley, Senior Vice President, Global Sales and Marketing	4/16/2007	33,000	Exercise of Nonqualified Stock Options*	$33.438
	4/16/2007	33,000	Exercise of Nonqualified Stock Options*	$31.91
	4/16/2007	30,000	Exercise of Nonqualified Stock Options*	$27.27
	4/16/2007	3,100	Open Market Sale*	$45.50
	4/16/2007	300	Open Market Sale*	$45.51
	4/16/2007	1,300	Open Market Sale*	$45.52
	4/16/2007	3,100	Open Market Sale*	$45.53
	4/16/2007	1,971	Open Market Sale*	$45.54
	4/16/2007	100	Open Market Sale*	$45.55
	4/16/2007	300	Open Market Sale*	$45.56
	4/16/2007	1,000	Open Market Sale*	$45.58
	4/16/2007	2,909	Open Market Sale*	$45.59
	4/16/2007	1,700	Open Market Sale*	$45.60
	4/16/2007	200	Open Market Sale*	$45.61
	4/16/2007	900	Open Market Sale*	$45.64
	4/16/2007	900	Open Market Sale*	$45.65
	4/16/2007	1,500	Open Market Sale*	$45.66
	4/16/2007	4,900	Open Market Sale*	$45.67
	4/16/2007	7,398	Open Market Sale*	$45.68
	4/16/2007	5,502	Open Market Sale*	$45.69

Name/Title	Date	Number of Shares	Nature of Transaction	Price Per Share
	4/16/2007	2,000	Open Market Sale*	$45.70
	4/16/2007	2,400	Open Market Sale*	$45.71
	4/16/2007	1,000	Open Market Sale*	$45.72
	4/16/2007	400	Open Market Sale*	$45.73
	4/16/2007	200	Open Market Sale*	$45.74
	4/16/2007	200	Open Market Sale*	$45.75
	4/16/2007	2,054	Open Market Sale*	$45.76
	4/16/2007	10,700	Open Market Sale*	$45.77
	4/16/2007	1,300	Open Market Sale*	$45.78
	4/16/2007	4,056	Open Market Sale*	$45.78
	4/16/2007	4,000	Open Market Sale*	$45.79
	4/16/2007	6,900	Open Market Sale*	$45.80
	4/16/2007	3,884	Open Market Sale*	$45.81
	4/16/2007	1,609	Open Market Sale*	$45.82
	4/16/2007	1,000	Open Market Sale*	$45.83
	4/16/2007	600	Open Market Sale*	$45.84
	4/16/2007	2,453	Open Market Sale*	$45.85
	4/16/2007	3,551	Open Market Sale*	$45.86
	4/16/2007	1,300	Open Market Sale*	$45.87
	4/16/2007	1,500	Open Market Sale*	$45.88
	4/16/2007	4,413	Open Market Sale*	$45.89
	4/16/2007	1,100	Open Market Sale*	$45.90
	4/16/2007	400	Open Market Sale*	$45.91
	4/16/2007	300	Open Market Sale*	$45.92
	4/16/2007	300	Open Market Sale*	$45.94
	4/16/2007	300	Open Market Sale*	$45.96
	4/16/2007	400	Open Market Sale*	$45.97
	4/16/2007	100	Open Market Sale*	$45.98
	4/16/2007	500	Open Market Sale*	$45.99

*	Transaction made pursuant to a trading plan, dated March 15, 2007, intended to meet the requirements of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended.

**	Transaction made pursuant to a trading plan, dated March 2, 2006, intended to meet the requirements of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended.

***	Net shares held equals 1,353.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as described in this Statement, Digene is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer or other acquisition of Digene’s securities by Digene, any subsidiary of Digene, or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Digene or any subsidiary of Digene; (3) a purchase, sale or transfer of a material amount of assets of Digene or any subsidiary of Digene; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Digene.

Except as described in this Statement, there are no transactions, resolutions of Digene’s Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

State Takeover Laws

Required Vote of Stockholders

Under the Delaware General Corporation Law (as amended, the “DGCL”), if QIAGEN becomes the owner of 90% or more of the outstanding shares of Digene Common Stock as a result of the Offer, QIAGEN will be able to effect the Merger without the approval of Digene’s stockholders pursuant to Section 253 of the DGCL. However, if QIAGEN is able to acquire more than 50.1%, but less than 90%, of the outstanding shares of Digene Common Stock, Digene has granted QIAGEN an irrevocable, assignable option (the “Top-Up Option”) to purchase the number of shares of Digene Common Stock equal to the lowest number of shares that, when added to the shares obtained upon acceptance of the Offer, would give QIAGEN ownership of 90% of the shares of Digene Common Stock on a fully diluted basis. If the number of shares to be issued under the Top-Up Option would require the approval of the Digene stockholders under the rules of NASDAQ, the Top-Up Option would not be exercisable unless NASDAQ has granted a waiver acceptable to Digene and QIAGEN. If, through the acceptance of the Offer and the exercise of the Top-Up Option, QIAGEN is not the holder of at least 90% of the shares of Digene Common Stock on a fully diluted basis, a meeting of stockholders will be required to approve the Merger. The affirmative vote of at least a majority of the outstanding shares of Digene Common Stock is required to approve the Merger. If QIAGEN consummates the Offer by acquiring at least a majority of the outstanding shares of Digene Common Stock, QIAGEN will be able to approve the Merger without the vote of any other stockholder.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, holders of shares of Digene Common Stock who have not tendered their shares in the Offer or voted in favor of the Merger (if a vote of stockholders is taken) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their shares. Holders of shares who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation in the Merger. In addition, such dissenting holders of shares would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their shares (the “Dissenting Shares”). If any holder of shares of Digene Common Stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its right to appraisal as provided in the DGCL, the shares of such stockholder will be converted into the right to receive the price per share paid in the Merger in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to Digene a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the shares as provided in the DGCL.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto and incorporated by reference herein.

Interested Stockholder Transaction

Digene is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers, consolidations and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. On June 2, 2007, prior to the execution of the Merger Agreement, Digene’s board of directors by unanimous vote of all directors approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interest of, the stockholders of Digene. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

Antitrust Issues

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and the applicable waiting period has expired or been terminated. The acquisition of Digene Common Stock pursuant to the Offer is subject to these requirements. QIAGEN and Digene filed on June 15, 2007, respectively, with the FTC and the Antitrust Division Notifications and Report Forms with respect to the Offer and the Merger. Under the provisions of the HSR Act applicable to the Offer, the purchase of shares of Digene Common Stock pursuant to the Offer may not be consummated until the expiration of a 30-calendar day waiting period following the filing by both companies. Accordingly, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on July 20, 2007, unless the Antitrust Division or the FTC requests additional information or documentary material or terminates the waiting period before such time. If, within such 30-calendar day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Digene and/or QIAGEN, the waiting period would be extended for an additional 30-calendar days following substantial compliance by Digene and/or QIAGEN with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, the consummation of Offer and Merger could be enjoined preliminarily or permanently by court order on antitrust or competition grounds or temporarily by the consent of Digene and QIAGEN pursuant to a court challenge by a government antitrust authority or private parties. Any such extension of the waiting period, entry of a court injunction, or decision by Digene and QIAGEN to temporarily postpone the consummation of the Offer and Merger pursuant to such a court challenge will not give rise to any rights of Digene or QIAGEN to withdraw from the Merger Agreement not otherwise provided for by applicable law. The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of shares of Digene Common Stock by QIAGEN pursuant to the Offer. At any time before or after the purchase by QIAGEN of shares of Digene Common Stock pursuant to the Offer, either of the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Digene Common Stock pursuant to the Offer or seeking the divestiture of shares of Digene Common Stock purchased by QIAGEN or the divestiture of substantial assets of QIAGEN and/or its subsidiaries and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. The Offer and the Merger may also be subject to pre-merger notification requirements in certain other non-U.S. jurisdictions. The parties may make other regulatory filings. Although Digene believes that QIAGEN’s acquisition of shares of Digene Common Stock pursuant to the Offer would not violate antitrust or competition laws, there can be no assurance that a challenge to the Offer on antitrust or competition grounds will not be made or, if such challenge is made, what the outcome will be.

Item 9.	Exhibits.

Exhibit No.		Description
(a	)(1)	Prospectus, dated June 15, 2007 (incorporated herein by reference to the prospectus included in the Registration Statement on Form F-4 of QIAGEN, filed on June 15, 2007 (the “QIAGEN F-4”)).

(a	)(2)	Form of Letter of Election and Transmittal, including therein the Form of Notice of Guaranteed Delivery and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit 99.1 to the QIAGEN F-4).

(a	)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit 99.2 to the QIAGEN F-4).

(a	)(4)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit 99.3 to the QIAGEN F-4).

(a	)(5)	Letter to Stockholders of Digene, dated June 15, 2007.*

(a	)(6)	Joint Press Release of Digene and QIAGEN, dated June 3, 2007 (incorporated herein by reference to Exhibit 99.1 to Digene’s Current Report on Form 8-K, filed on June 4, 2007).

(a	)(7)	Investor Presentation utilized in the investor conference call on June 4, 2007 (incorporated herein by reference to Exhibit 99.1 to Digene’s Current Report on Form 8-K, filed June 4, 2007).

(a	)(8)	Transcript of investor conference call on June 4, 2007 (incorporated herein by reference to Exhibit 99.2 to Digene’s Current Report on Form 8-K, filed June 4, 2007).

(a	)(9)	Fairness Opinion of JP Morgan to Digene Board of Directors, dated June 2, 2007 (included as Annex II to this Statement).*

(a	)(10)	The Information Statement of Digene (included as Annex I to this Statement).*

(e	)(1)	Agreement and Plan of Merger, dated June 3, 2007, among QIAGEN, QNAH, Merger Sub and Digene (incorporated herein by reference to Exhibit 2.1 to Digene’s Current Report on Form 8-K, dated June 4, 2007).

(e	)(2)	Amended and Restated Confidentiality Agreement, dated May 22, 2007, between QIAGEN and Digene.

(e	)(3)	Employment Agreement, dated November 13, 2006, between the Company and Daryl J. Faulkner (incorporated herein by reference to Exhibit 10.1 to Digene’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2006).

(e	)(4)	Change in Control Employment Agreement, dated December 11, 2006, between the Company and Daryl J. Faulkner (incorporated herein by reference to Exhibit 10.2 to Digene’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2006).

(e	)(5)	Form of Employment Agreement between each of Digene or a Digene subsidiary and each of the officers listed on Exhibit (e)(7) (incorporated herein by reference to Exhibit 10.2 to Digene’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

(e	)(6)	Schedule of officers of Digene entering into Employment Agreements.

(e	)(7)	Form of Change in Control Employment Agreement between Digene and each of the officers listed on Exhibit (e)(9) (incorporated herein by reference to Exhibit 10.4 to Digene’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

Exhibit No.		Description
(e	)(8)	Schedule of officers of Digene entering into Change in Control Employment Agreements.

(e	)(9)	Employment Agreement, dated February 19, 2002, between Digene and Donna Marie Seyfried (incorporated herein by reference to Exhibit 99(e)(10) to Digene’s Solicitation/Recommendation Statement on Schedule 14D-9, File No. 005-46641, dated March 1, 2002).

(e	)(10)	Noncompetition, Nondisclosure and Developments Agreement, dated February 19, 2002, between Digene and Donna Marie Seyfried (incorporated herein by reference to Exhibit 99(e)(11) to Digene’s Solicitation/Recommendation Statement on Schedule 14D-9, File No. 005-46641, dated March 1, 2002).

(e	)(11)	Amended and Restated Employment Agreement, dated as of March 7, 2007, between Digene and Attila T. Lorincz (incorporated by reference to Exhibit 10.1 to Digene’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).

*	Included with copy of Schedule 14D-9 mailed to stockholders.

Annexes
Annex I	Information Statement
Annex II	Fairness Opinion of J.P. Morgan Securities Inc.
Annex III	Delaware General Corporation Law Provision Governing Appraisal Rights

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGENE CORPORATION

/s/ JOSEPH P. SLATTERY
Name:	Joseph P. Slattery
Title:	Senior Vice President, Finance and Information Systems and Chief Financial Officer

Date: June 15, 2007

Annex I

DIGENE CORPORATION

1201 Clopper Road

Gaithersburg, Maryland 20878

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

This information statement (the “Information Statement”) is being mailed on or after June 15, 2007 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Digene Corporation, a Delaware corporation (“Digene”), relating to the tender offer being made by QIAGEN N.V. (“QIAGEN”), a public limited liability company organized in The Netherlands.

You are receiving this Information Statement in connection with the possible election of persons designated by QIAGEN to a majority of seats on the Board of Directors of Digene (the “Board of Directors” or the “Board”). There will be no vote or other action by stockholders of Digene in connection with this Information Statement. Voting proxies regarding shares of Digene Common Stock (as defined below) are not being solicited from any stockholder in connection with this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

On June 3, 2007, Digene, QIAGEN, QIAGEN North American Holdings, Inc. (“QNAH”), a California corporation and wholly owned subsidiary of QIAGEN, and QIAGEN Merger Sub, LLC (“Merger Sub”), a Delaware limited liability company and wholly owned subsidiary of QNAH, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which QIAGEN and QNAH, have commenced a cash and stock tender offer for each issued and outstanding share of Digene’s common stock, par value $.01 per share (“Digene Common Stock” or the “Shares”), in exchange for, at the election of each stockholder, either (i) $61.25 in cash or (ii) 3.545 ordinary shares, par value €0.01 per share, of QIAGEN and cash in lieu of any fractional shares. QIAGEN’s exchange offer is subject to the terms and conditions set forth in the preliminary prospectus contained in the registration statement on Form F-4 filed by QIAGEN with the Securities and Exchange Commission on June 15, 2007 (the “Prospectus”), and in the related letter of transmittal (the “Letter of Transmittal”, which, together with the Prospectus, as each may be supplemented or amended from time to time hereafter, collectively constitute the “Offer”). Elections of Digene’s stockholders are subject to the proration and election procedures described in the terms of the Offer so that 55% of the aggregate Shares tendered would be exchanged for the cash consideration and 45% of the aggregate Shares tendered would be exchanged for the QIAGEN stock consideration. QIAGEN commenced the Offer on June 15, 2007. The Offer and withdrawal rights are currently scheduled to expire at 11:59 PM, New York City time, on July 20, 2007, unless QIAGEN extends it in accordance with the terms of the Offer. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Digene will merge with and into Merger Sub and the surviving company will continue as an indirect wholly owned subsidiary of QIAGEN (the “Merger”).

The Merger Agreement requires Digene to cause QIAGEN’s designees to be elected to Digene’s Board of Directors under certain circumstances described below.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9.

All information contained in this Information Statement concerning QIAGEN, QNAH, Merger Sub and the QIAGEN Designees (as defined below) has been furnished to Digene by QIAGEN and Digene assumes no responsibility for the accuracy of any such information.

QIAGEN DESIGNEES

Subject to the terms of the Merger Agreement, effective upon the date QIAGEN accepts for payment or exchange all tendered shares of Digene Common Stock in the Offer, QIAGEN shall be entitled to designate the number of directors, rounded up to the next whole number, on Digene’s Board Of Directors that equals the product of the total number of directors on the Digene Board Of Directors (giving effect to the election of any additional directors pursuant to QIAGEN’s designation rights as described in this paragraph) and the percentage that the number of shares of Digene Common Stock beneficially owned by QIAGEN, QNAH or Merger Sub (including shares of Digene Common Stock accepted for payment or exchange) bears to the total number of shares of Digene Common Stock outstanding. Digene shall take all action necessary to cause QIAGEN’s designees to be elected or appointed to the Digene Board of Directors, including increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, Digene will also use its best efforts to cause individuals designated by QIAGEN to constitute the number of members, rounded up to the next whole number, on each committee of the Digene Board of Directors and each board of directors of each Digene subsidiary identified by QIAGEN (and each committee thereof) that represents the same percentage as such individuals represent on the Digene Board of Directors, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, QIAGEN and Digene shall use their respective best efforts (including by reducing the number of directors that QIAGEN may designate, but in no event to less than a majority of the directors on the Digene Board of Directors) to ensure that at least two of the members of the Digene Board of Directors shall, at all times prior to the effective time of the Merger, be directors of Digene who were directors of Digene on June 3, 2007, or the continuing directors. If there are fewer than two continuing directors in office for any reason, the Digene Board of Directors shall cause a person designated by the remaining continuing director to fill such vacancy who shall be deemed to be a continuing director for all purposes of the Merger Agreement. If no continuing directors then remain in office, the other directors of Digene then in office shall designate two persons to fill such vacancies who will not be officers or employees or affiliates of Digene, QIAGEN, QNAH or Merger Sub or any of their respective subsidiaries and such persons shall be deemed to be continuing directors for all purposes of the Merger Agreement.

Following the election or appointment of QIAGEN’s designees and until the effective time of the Merger, the approval of a majority of the continuing directors shall be required to authorize any termination of the Merger Agreement by Digene, any amendment of the Merger Agreement requiring action by the Digene board of directors, any extension of time for performance of any obligation or action hereunder by QIAGEN, QNAH or Merger Sub, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of Digene, any amendment of the certificate of incorporation or bylaws of Digene, and any other action of Digene which adversely affects the holders of shares of Digene Common Stock (other than QIAGEN, QNAH or Merger Sub).

QIAGEN has informed Digene that its designees (the “QIAGEN Designees”) will be selected by QIAGEN from among the individuals listed below:

Peer M. Schatz. Mr. Schatz, age 41, is QIAGEN’s Chief Executive Officer and Chairman of the Executive Committee. He joined QIAGEN in 1993 as Chief Financial Officer. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz is a member of the German Corporate Governance Commission.

Bernd Uder. Mr. Uder, age 49, joined QIAGEN in 2001 as Vice President Sales & Marketing and became a Managing Director and Senior Vice President Sales & Marketing in 2004. With completion of the restructuring of QIAGEN’s Sales & Marketing organisation Bernd Uder became Senior Vice President Global Sales in 2005. Before joining QIAGEN Mr. Uder gained wide experience in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e.business with Amersham Pharmacia Biotech. Today Mr. Uder is responsible for the extension and the improvement of efficiencies of QIAGEN’s global distribution network.

Roland Sackers. Mr. Sackers, age 38, joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer and Deputy Managing Director since January 1, 2004. In 2006, Mr. Sackers became Managing Director. Between 1995 and 1999, Mr. Sackers acted as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers graduated from the Westfälische Wilhelms-Universität Münster, Germany with an M.B.A. Until 2006, Mr. Sackers has been a member of the Supervisory Board of IBS AG and member of the Audit Committee of IBS AG. Since July 2004 Mr. Sackers is also a member of the Supervisory Board of Operon Biotechnologies Inc., United States of America.

Douglas Liu. Mr. Liu, age 46, joined QIAGEN in 2005 as Vice President Global Operations. Mr Liu has a MBA from Boston University and Science degree from the University of Illinois. Mr Liu has a twenty year track record of success in operations, strategic planning and R&D in molecular diagnostics, immunodiagnostics and other healthcare market segments. Before joining QIAGEN, from 2002 to 2005 Mr. Liu worked as a strategy consultant at Bayer AG, and from 1999 to 2002 Mr Liu worked at Bayer Healthcare as Director of Operations for Nucleic Acid Diagnostics. Prior to these positions, Mr Liu worked at Abbott Diagnostics and Chiron Diagnostics.

QIAGEN has informed Digene that each QIAGEN Designee has consented to serve as a director of Digene if appointed or elected. None of the QIAGEN Designees currently is a director of, or holds any positions with, Digene. QIAGEN has advised Digene that, to the best of their knowledge, none of the QIAGEN Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Digene nor has any such person been involved in any transaction with Digene or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) other than with respect to transactions between QIAGEN, QNAH, Merger Sub and Digene that have been described in the Schedule TO filed by QIAGEN, QNAH and Merger Sub with the SEC on June 15, 2007 or the Schedule 14D-9. In addition, QIAGEN has informed Digene that none of the individuals listed above has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

COMMON STOCK

As of June 12, 2007, there were 24,461,887 shares of Digene Common Stock issued and outstanding, with Digene Common Stock being the only class of voting securities of Digene outstanding that would be entitled to vote for Digene directors at a stockholders meeting if one were to be held, with each share of Digene Common Stock being entitled to one vote.

CURRENT MANAGEMENT OF DIGENE

Name	Age	Positions with Digene
Daryl J. Faulkner	59	Chief Executive Officer, President and Director
Evan Jones	50	Chairman of the Board
John H. Landon	66	Director
Joseph M. Migliara	63	Director
Frank J. Ryan	67	Director
Cynthia L. Sullivan	51	Director
Kenneth R. Weisshaar	57	Director
Joseph P. Slattery	42	Chief Financial Officer and Senior Vice President, Finance and Information Systems
James H. Godsey	56	Senior Vice President, Research and Development
Robert McG. Lilley	61	Senior Vice President, Global Sales and Marketing
Belinda O. Patrick	51	Senior Vice President, Manufacturing Operations
Donna Marie Seyfried	48	Vice President, Business Development
C. Douglas White	45	Senior Vice President, Sales and Marketing—Americas and Asia Pacific

Mr. Faulkner joined Digene in December 2006 as President and Chief Executive Officer. He was elected to serve on the Board of Directors in December 2006. For the eight years prior to joining Digene, Mr. Faulkner served as Senior Vice President and General Manager of Strategic Business Units at Invitrogen Corp. At Invitrogen, he also held positions as General Manager and Senior Vice President for Europe, Senior Vice President of International Operations, General Manager and Vice President of Europe, and Corporate Vice President for Human Resources. Prior to joining Invitrogen, Mr. Faulkner served for 15 years at Abbott Laboratories Inc., holding positions in manufacturing operations and plant management. He received a B.S. in industrial relations from the University of North Carolina, Chapel Hill and an M.A. in business management from Webster University. He also serves on the Board of Directors of Nanostream, Inc.

Mr. Jones joined Digene in July 1990 as Chief Executive Officer and served in such position through November 2006. He was elected to serve on the Board of Directors in July 1990 and became Chairman of the Board in September 1995. He served as President of Digene from July 1990 to June 1999. From 1988 to September 1990, Mr. Jones was President of Neomorphics, Inc. Between 1987 and 1990, he was first an Associate and then a Partner with the CW Group, a health care venture capital firm. From 1983 to 1987, Mr. Jones was employed by Perkin-Elmer Corporation. Mr. Jones is a member of the Board of Directors of the Children’s National Medical Center and Chairman of the Board of the Children’s Research Institute at the Children’s National Medical Center. Mr. Jones is also Chairman of the Board of the Campaign for Public Health, an independent, not-for-profit organization dedicated to conducting direct lobbying of the executive and legislative branches of the U.S. government in support of the aggressive growth of the annual budget of the Center for Disease Control and Prevention. Mr. Jones received a B.A. in Biochemistry from the University of Colorado and an M.B.A. from The Wharton School at the University of Pennsylvania.

Mr. Landon was Vice President and General Manager, Medical Products of E. I. du Pont de Nemours and Company from 1992 until his retirement in 1996. Prior to 1992 he held various general management and marketing positions in DuPont’s Diagnostics, Biotechnology and Diagnostic Imaging businesses. Mr. Landon currently serves as a director and Chairman of the Board, and as a member of the Compensation and Nominating & Governance Committees, of Cholestech Corporation, a medical device company, a director and member of the Executive Committee of Christiana Care Health System, a diversified healthcare delivery company, and a member of the Advisory Board of Water Street Capital Partners. Previously, he served as a director of GenVec, Inc., the DuPont Merck Pharmaceutical Company and the Advanced Medical Technology Association (AdvaMed). Mr. Landon received a B.S. in Chemical Engineering from the University of Arizona.

Mr. Migliara is currently a private investor and consultant to emerging healthcare and software companies. From January 1999 until his retirement in May 2001, Mr. Migliara was President, North American Operations,

NFO Worldwide, Inc., and from September 1997 until January 1999 was President, Consumer and Healthcare of NFO Worldwide. NFO Worldwide provides research, marketing and consulting services and in 2004 merged with and is now a wholly owned subsidiary of Taylor Nelson Sofres, London, U.K. Mr. Migliara was President of Migliara Kaplan Associates, a marketing research firm that conducted primary research in the biomedical, diagnostics and pharmaceutical markets, from the firm’s founding until September 1997 and retired as Chairman of its Board of Directors in May 2001. Mr. Migliara currently serves on the board of XL Health, Inc. a disease management company, the board of Adfluence, an e-commerce software company, and on the Board of Trustees of Northwest Hospital, Randallstown, Maryland. He is a past President of the Biomedical Marketing Association. Mr. Migliara received a B.S. in Economics from The Wharton School at the University of Pennsylvania and an M.B.A. from Fairleigh Dickinson University.

Mr. Ryan was a Company Group Chairman of Johnson & Johnson responsible for the worldwide Ethicon Inc. business and Johnson & Johnson Canada from 1998 to 2001. Prior to his appointment as Company Group Chairman, Mr. Ryan held a number of senior positions within Johnson & Johnson, including President, Ethicon, President, Johnson & Johnson Hospital Services and Worldwide President of Johnson & Johnson’s Chicopee subsidiary. Mr. Ryan currently serves as a director of PDI, Inc. and is Chairman of its Compensation Committee. Mr. Ryan received his M.B.A. from The University of Chicago, and he graduated from The Illinois Institute of Technology.

Ms. Sullivan has been Chief Executive Officer of Immunomedics, Inc. since March 2001 and President since December 2000. Ms. Sullivan is also a director of Immunomedics, Inc. Ms. Sullivan joined Immunomedics, Inc. in 1985 and has held positions of increasing responsibilities in Immunomedics, Inc., including Executive Vice President and Chief Operating Officer from June 1999 to December 2000 and Executive Director, Operations from April 1994 to June 1999. Prior to joining Immunomedics, Inc., Ms. Sullivan was employed by Ortho Diagnostic Systems, Inc., a subsidiary of Johnson & Johnson. Ms. Sullivan received a B.S. from Merrimack College, followed by a year of clinical internship with the school of Medical Technology at Muhlenberg Hospital, resulting in an MT (ASCP) certification in 1979. In addition, Ms. Sullivan received both an M.S. in cell biology and an M.B.A. from Fairleigh Dickinson University.

Mr. Weisshaar was Chief Operating Officer and Strategy Advisor of Sensatex/Life Link, Inc. from 2000 to 2003. Prior to joining Sensatex, Mr. Weisshaar held a number of senior positions at Becton, Dickinson & Company, including Chief Financial Officer; President, Worldwide Consumer Health Care; Sector President, Bioscience Cell Analysis; President BD Division; and Vice President Corporate Planning and Development. Mr. Weisshaar currently serves on the board of Orthofix International N.V., a medical equipment manufacturing company. Mr. Weisshaar received his M.B.A. from the Harvard Business School in 1974, and he graduated from the Massachusetts Institute of Technology in 1972.

Mr. Slattery has served as our Chief Financial Officer since October 2006. He has served as our Senior Vice President, Finance and Information Systems since September 2002 and, previously, as our Vice President, Finance and Information Systems since from August 2000 to August 2002 and as our Controller from February 1996 to July 2000.

Dr. Godsey has served as our Senior Vice President, Research and Development since October 2006. Prior to joining Digene, Dr. Godsey served as Vice President of Research and Development for Veridex LLC, a Johnson & Johnson cancer diagnostic company. Prior to joining Johnson & Johnson, he was Executive Vice President, Development Group at Gen-Probe, Inc.

Mr. Lilley has served as our Senior Vice President, Global Sales and Marketing since June 1999, and before that as our Vice President, Sales and Marketing from July 1998 until June 1999, and as General Manager for Digene Europe from March 1997 until July 1998. From September 1994 to February 1997, Mr. Lilley was General Manager for Europe, Middle East & Africa for Alltel Healthcare Information Services.

Ms. Patrick has served as our Senior Vice President, Manufacturing Operations since May 2001. Prior to joining Digene, Ms. Patrick served as Vice President, Maryland Operations for Invitrogen Corporation from September 2000 to January 2001 and for Life Technologies, Inc. from February 1998 to September 2000. She previously served as Vice President, Regulatory Affairs and Quality Assurance for Life Technologies, Inc. from January 1995 to February 1998.

Ms. Seyfried has served as our Vice President, Business Development since October 1996. Ms. Seyfried served as Senior Director, Business Development of The Perkin-Elmer Corporation from March 1993 to September 1996.

Mr. White has served as Digene’s Senior Vice President, Sales and Marketing—Americas and Asia Pacific since June 2006. Prior thereto, he served as our Vice President, Sales and Marketing—Americas and Asia Pacific from February 2006 until June 2006, and our Vice President, North American Sales and Marketing from March 2003 until February 2006. Prior to joining Digene, Mr. White held positions in the diagnostic industry for 17 years, including Vice President Sales and Marketing at Bayer Diagnostics from September 2000 to February 2002, and Vice President, Marketing for Chiron Diagnostics from November 1998 to December 1999.

Committees and Meetings of the Board of Directors

In accordance with Digene’s Certificate of Incorporation, the Board is divided into three classes, denominated Class I, Class II and Class III, with members of each Class holding office for staggered three—year terms. Messrs. Landon and Weisshaar are Class I directors whose terms expire at the 2009 Annual Meeting of stockholders; Messrs. Faulkner and Migliara are Class II directors whose terms will expire at the 2007 Annual Meeting of stockholders; and Messrs. Jones and Ryan and Ms. Sullivan are Class III directors whose terms will expire at the 2008 Annual Meeting of stockholders (in all cases subject to the election and qualification of their successors or to their earlier death, resignation or removal). At each Annual Meeting of stockholders, the successors to the directors whose terms expire are to be elected to serve from the time of their election and qualification until the third Annual Meeting of stockholders following their election or until their respective successors have been duly elected and qualified.

How often did the Board meet during fiscal 2006?

The Board held seven meetings during fiscal 2006. Each of Digene’s directors attended at least 75% of the aggregate of all meetings of the Board and of all committees of which he or she was a member held during the periods that he or she served during fiscal 2006.

What committees has the Board established?

The Board of Directors has standing Audit, Compensation, Compliance and Nominating and Corporate Governance Committees.

Audit Committee. The Audit Committee, consisting of Messrs. Weisshaar (Chairman), Landon and Ryan and Ms. Sullivan, met six times during fiscal 2006. The Board has determined that each of the Audit Committee members is independent for the purposes of the Nasdaq Marketplace Rules and the regulations promulgated by the Securities and Exchange Commission. The Board has also determined that Mr. Weisshaar, the Audit Committee’s financial expert, meets the Securities and Exchange Commission criteria of a “financial expert” and is “financially sophisticated” for the purposes of the Nasdaq Marketplace Rules. The Audit Committee is governed by a charter, a copy of which is located on our website (www.digene.com) and was included as Appendix A to our 2004 Proxy Statement filed with the Securities and Exchange Commission on September 23, 2004. The Audit Committee selects and determines the compensation of our independent auditors and reviews, oversees and reports to the Board with respect to various accounting, auditing and financial reporting practices, including our system of internal controls, the scope of the annual audits and the performance of our auditors.

Compensation Committee. The Compensation Committee, consisting of Messrs. Landon (Chairman) and Weisshaar and Ms. Sullivan, met seven times during fiscal 2006. None of Messrs. Landon or Weisshaar or Ms. Sullivan was an officer or employee of Digene during fiscal 2006 or any prior year. The Board has determined that Messrs. Landon and Weisshaar and Ms. Sullivan are independent for the purposes of the Nasdaq Marketplace Rules. The Compensation Committee, which is governed by a charter, establishes compensation policy and determines the salaries, bonuses and other compensation of the officers of Digene, including the Chief Executive Officer. However, in the case of the Chief Executive Officer, all compensation recommendations made by the Compensation Committee are presented to the independent members of the Board for approval. The Compensation Committee also reviews our executive and general compensation policies, assesses our management succession planning and recommends to the full Board the structure and amount of compensation for non-employee directors. The Compensation Committee also administers the Amended and Restated Omnibus Plan, the Amended and Restated 1997 Stock Option Plan and the Employee Incentive Plan, except for grants and awards to the Chief Executive Officer, which grants and awards are recommended by the Compensation Committee and made by the independent members of the Board. The Board of Directors administers the Directors Plan.

Compliance Committee. The Compliance Committee, consisting of Ms. Sullivan (Chairman) and Mr. Landon, met once during fiscal 2006. The Compliance Committee, which is governed by a charter, is responsible for overseeing the development, implementation, administration and enforcement of Digene’s compliance programs to ensure that Digene is in compliance with all applicable laws and regulations and for discussing with our management the status of pending litigation, taxation and other legal matters, as may be appropriate.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee, consisting of Messrs. Migliara (Chairman), Landon and Ryan, met seven times during fiscal 2006. The Board has determined that each member of the Nominating and Corporate Governance Committee is independent under the current Nasdaq Marketplace Rules. The Nominating and Corporate Governance Committee is governed by a charter, a copy of which is located on our website (www.digene.com). The Nominating and Corporate Governance Committee is responsible for selecting and presenting to the Board candidates for election to the Board; advising the Board with respect to Board composition, procedures and committees; reviewing, providing oversight for and recommending to the Board of Directors, where applicable, management-developed corporate governance guidelines, policies and procedures; reviewing and making recommendations to the Board regarding the election of executive officers; and reviewing management succession plans, including reviewing the qualifications for, and candidates to, fill vacancies in executive offices.

What is the Nominating and Corporate Governance Committee’s process for identifying and evaluating nominees for director?

The Nominating and Corporate Governance Committee considers candidates for Board membership suggested by its members, other Board members and management as well as by stockholders, as described below. The Committee has the authority to retain a search firm to assist in the identification of director candidates. The Committee screens all potential candidates in the same manner regardless of the source of the recommendation.

Minimum Qualifications of Directors. In selecting a nominee for director, the Nominating and Corporate Governance Committee requires that a candidate possess the following minimum qualifications:

•	personal integrity, commitment and ethical character, and value these qualities in others;

•	have no interests that would materially impair his or her ability to exercise independent judgment or otherwise discharge the fiduciary duties owed as a director to Digene and our stockholders;

•	ability to represent fairly and equally all stockholders of Digene without favoring or advancing any particular stockholder or other constituency of Digene;

•

sound judgment, resulting from management or policy-making experience (which may be as an advisor, consultant or similar position), and demonstrate an ability to function effectively in an oversight role;

•

a general appreciation regarding major issues facing public companies of a size and operational scope similar to Digene, such as governance concerns, regulatory obligations, competition and basic concepts of corporate finance;

•

have, and be prepared to devote, adequate time and attention to the Board and its committees. Directors are expected to review in advance all meeting materials. It is expected that each candidate will be available to attend all meetings of the Board and any committees on which the candidate will serve; and

•	demonstrated achievement in one or more fields of business, professional, governmental, communal, scientific or educational endeavor.

The Nominating and Corporate Governance Committee may approve the candidacy of a nominee who does not satisfy all of these requirements if it believes the service of such nominee is in the best interests of Digene and its stockholders.

Additional Qualifications of Directors. In approving candidates for election as director, the Nominating and Corporate Governance Committee will also assure that the Board satisfies the composition requirements set forth under the Nasdaq Marketplace Rules and the regulations promulgated by the Securities and Exchange Commission. In addition, the Nominating and Corporate Governance Committee will ensure that at least some of the independent directors have a general familiarity with the industry in which Digene conducts a substantial portion of its business or in related industries and will seek to promote through the nominations process an appropriate diversity on the Board of professional background, experience, expertise, perspective, gender and ethnicity.

During the process of considering a potential nominee, the Nominating and Corporate Governance Committee may request additional information about, or an interview with, the potential nominee.

How can stockholders propose nominees for director positions?

Recommendations of Director Nominees by Stockholders. In accordance with Digene’s By-Laws and procedures for director nominations by stockholders, the Nominating and Corporate Governance Committee will accept for consideration submissions of candidates for director from stockholders who own at least 1% of the outstanding common stock of Digene and have owned such shares for at least one year. All recommendations by eligible stockholders must be in writing, addressed to the Nominating and Corporate Governance Committee, care of the Senior Vice President and General Counsel, 1201 Clopper Road, Gaithersburg, Maryland 20878. Submissions may only be sent by mail, courier or personal delivery.

A stockholder wishing to submit a nominating recommendation for an annual meeting of stockholders must ensure that it is received by Digene not later than 120 calendar days prior to the first anniversary of the date of the proxy statement for the prior annual meeting of stockholders. In the event that the date of the annual meeting of stockholders for the current year is more than 30 days following the first anniversary date of the annual meeting of stockholders for the prior year, the submission of a recommendation will be considered timely if it is submitted a reasonable time in advance of the mailing of Digene’s proxy statement for the annual meeting of stockholders for the current year.

A recommendation of a nominee for director by a stockholder must include the information about the recommending stockholder, and the information about the proposed nominee for director, that is set forth on Schedule A to this Information Statement and incorporated by reference herein. If a recommendation is submitted by two or more stockholders, the required information regarding recommending stockholders must be submitted with respect to each stockholder in the group.

Stockholder Nominations of Directors. Stockholders entitled to vote for the election of directors may nominate candidates for director only if they provide appropriate written notice to Digene. For directors to be elected at an annual meeting, notice of such intent to nominate must be submitted by a stockholder 120 days in advance of the anniversary date of Digene’s proxy statement for the annual meeting of stockholders in the previous calendar year. In the event that an election is held at a special meeting of stockholders for the election of directors, notice of intent to nominate must be made by the close of business on the tenth day following the date on which notice of the special meeting is first given to stockholders. Such notices of intent to nominate a candidate for director must contain the information described above under the title “Recommendations of Director Nominees by Stockholders.”

Compensation of Non-Employee Directors

How are non-employee directors compensated?

The current non-employee director compensation is as follows:

•

an annual retainer fee of $25,000 and an additional annual retainer of $50,000 for the Non-Executive Chairman of the Board, $10,000 for the Audit Committee Chair, $5,000 for the other Audit Committee members and $5,000 for the Compensation Committee Chair;

•	a fee of $1,500 for each Board meeting attended in person, and $750 for each in-person Board meeting attended by conference telephone;

•	a fee of $750 for each telephonic Board meeting lasting longer than thirty minutes;

•	a fee of $1,000 for each Audit, Compensation or Nominating and Corporate Governance Committee meeting attended in person;

•	a fee of $500 for each telephonic Audit, Compensation or Nominating and Corporate Governance Committee meeting lasting longer than thirty minutes;

•	a fee of $500 for each Compliance Committee meeting attended in person;

•	a fee of $250 for each telephonic Compliance Committee meeting lasting longer than thirty minutes;

•

upon first joining the Board, a grant of stock options to purchase 10,000 shares of Digene Common Stock, which will become exercisable as to 33%, 33% and 34% of the underlying shares on the first, second and third anniversaries of the date of grant and have a term of seven years;

•

upon first joining the Board, an award of restricted stock units with a fair market value of $90,000 on the date of such award, which will vest as to 33%, 33% and 34% on each of the first, second and third anniversaries of the date of award;

•

an annual grant, to each non-employee director who will continue to serve as a director after the Annual Meeting of Stockholders, of immediately exercisable stock options to purchase 5,000 shares of Digene Common Stock;

•

an annual award, to each non-employee director who will continue to serve as a director after the Annual Meeting of Stockholders, of restricted stock units with a fair market value of $45,000 on the date of such award, which will vest on the earlier of the date of the next Annual Meeting of Stockholders or the first anniversary of the award date; and

•	reimbursement for all reasonable travel expenses incurred in connection with Board of Directors’ meetings and meetings of committees of the Board of Directors.

Stockholder Access Policy

A stockholder who wishes to communicate with directors should do so by sending his, her or its communications to the Senior Vice President and General Counsel of Digene, by telephone, e-mail or regular mail at the telephone number, e–mail address or direct mail address posted to the Contact section of our website (www.digene.com). The Senior Vice President and General Counsel will review all such correspondence and regularly forward to the Board a summary of all such correspondence and copies of all correspondence that, in the opinion of the Senior Vice President and General Counsel, is appropriate. Generally, any communications that are not in the nature of advertising, promotions for a product of service, patently offensive material, or material advocating Digene or its agents engage in illegal activities will be forwarded promptly to the addressee. If a communication is not presented to the directors because the Senior Vice President and General Counsel determines that it is not appropriate for delivery to the directors, the director or directors identified in the communication will be made aware of such decision. If a director requests, any such communication will be provided for his or her review.

Submissions of communications should include the following information: (1) a statement of the type and amount of Digene stock that the person holds; (2) if the person submitting the communication is not a Digene stockholder and is submitting the communication to the non–management directors as an interested party, the nature of the person’s interest in Digene; (3) any special interest in the subject matter of the communication; and (4) the submitter’s address, telephone number and e–mail address, if any.

Director Attendance at Annual Meetings

We expect and encourage all of our directors to attend our annual meeting of stockholders. All of the individuals then serving as directors of Digene attended our 2006 Annual Meeting of Stockholders.

Executive Compensation

The following table sets forth information with respect to all compensation awarded to, earned by, or paid for services rendered to Digene by (a) our Chief Executive Officer and (b) each of the other four most highly compensated executive officers of Digene in the fiscal year ended June 30, 2006 (collectively, the “Named Executive Officers”).

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary		Bonus	Restricted Stock Awards(1)		Securities Underlying Options(#)	All Other Compensation
Evan Jones Chairman and former Chief Executive Officer(2)	2006	$449,533		$505,300	$227,493	(3)	26,250	$2,100	(4)
	2005	409,038		189,500	—		52,500	2,085	(4)
	2004	365,062		243,000	—		70,000	—

Charles M. Fleischman Former President, Chief Operating Officer and Chief Financial Officer(5)	2006	$392,463		$357,300	$194,988	(6)	22,500	$2,100	(4)
	2005	371,558		153,000	—		45,000	2,167	(4)
	2004	348,700		206,000	—		60,000	—

Robert McG. Lilley Senior Vice President, Global Sales and Marketing	2006	$358,908	(7)	$268,250	$475,994	(8)	11,250	$36,234	(9)
	2005	360,601	(7)	108,000	—		22,500	37,391	(9)
	2004	294,113	(7)	155,000	—		30,000	84,936	(9)

Attila T. Lorincz, Ph.D. Chief Scientific Officer and former Senior Vice President, Science and Technology(10)	2006	$306,475		$200,000	$508,510	(11)	15,000	2,100	(4)
	2005	290,724		98,000	—		30,000	2,167	(4)
	2004	274,990		125,000	—		40,000	—

C. Douglas White Senior Vice President, Sales and Marketing—Americas and Asia	2006	$253,883		$165,000	$459,764	(12)	9,375	$2,100	(4)
	2005	236,092		90,000	—		18,750	2,167	(4)
	2004	224,675		48,131	—		25,000	—

(1)

The disclosure under this heading relates to performance share awards to the Named Executive Officers during fiscal 2006, and restricted stock unit awards to Messrs. Lilley and White and Dr. Lorincz during fiscal 2006. The value in the table represents the aggregate value of the shares awarded on the date the award was made (at the 100% target level for the performance share awards), based on the closing price of Digene common stock on the applicable date. The applicable closing price was $28.19 for the performance share award to Mr. Jones on July 28, 2005, was $28.08 for the performance share awards to Messrs. Fleischman, Lilley and White and Dr. Lorincz on July 27, 2005, and was $37.85 for the restricted stock units awarded to Messrs. Lilley and White and Dr. Lorincz on June 8, 2006. The performance share awards could result in the issuance of the number of shares of our common stock disclosed in footnotes (2), (4), (6), (8) and (9) of this Summary Compensation Table if identified performance objectives are achieved at the 100% target levels. Under the terms of the awards, the actual number of shares of our common stock that may be issued upon the vesting and earning of such performance shares awards range from zero to 200% of the shares awarded, depending on achievement of established three-year revenue and earnings performance objectives. In addition, each Named Executive Officer must continue to be employed or, in Mr. Jones’ case, maintain his role as a director of Digene at the end of the three-year performance period following the date of award. The restricted stock units awarded to Messrs. Lilley and White and Dr. Lorincz during fiscal 2006 have a three-year cliff vesting component. No dividends will be paid on restricted stock units or performance share awards.

(2)	Effective December 11, 2006, Evan Jones resigned as Chief Executive Officer of Digene and was replaced by Daryl J. Faulkner.

(3)	Represents 8,070 performance shares at the 100% target level. The value of such award on the last day of fiscal 2006 was $312,632, based on a closing price on that date of $38.74.

(4)	Represents contributions made by Digene to its 401(k) plan for the benefit of the Named Executive Officer.

(5)	Mr. Fleischman resigned as Chief Financial Officer of Digene effective October 1, 2006 and as President and Chief Operating Officer effective October 31, 2006. Follow Mr. Fleischman’s resignation, Joseph P. Slattery, Digene’s Senior Vice President, Finance and Information Systems, became Digene’s Chief Financial Officer.

(6)	Represents 6,944 performance shares at the 100% target level. The value of such award on the last day of fiscal 2006 was $269,011, based on a closing price on that date of $38.74.

(7)	Represents amounts paid in British pounds converted to U.S. dollars, based upon quarterly average exchange rates.

(8)	Represents 3,472 performance shares at the 100% target level and 10,000 restricted stock units. The value of such awards on the last day of fiscal 2006 was $521,905, based on a closing price on that date of $38.74.

(9)	Represents retirement fund expenses paid by Digene. The fiscal 2005 and 2004 payment made by Digene include overpayments of $1,340 and $55,525, respectively, which overpayments were refunded to Digene in fiscal 2006.

(10)	Effective March 13, 2007, Attila T. Lorincz, Ph.D., resigned from his position of Senior Vice President, Science and Technology.

(11)	Represents 4,630 performance shares at the 100% target level and 10,000 restricted stock units. The value of such awards on the last day of fiscal 2006 was $566,766, based on a closing price on that date of $38.74.

(12)	Represents 2,894 performance shares at the 100% target level and 10,000 restricted stock units. The value of such awards on the last day of fiscal 2006 was $499,514, based on a closing price on that date of $38.74.

Stock Option Information

Option Grants in Last Fiscal Year

The following table sets forth, for each of the Named Executive Officers, certain information concerning the grant of stock options in fiscal 2006.

Individual Grants

Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%($)	10%($)
Evan Jones	26,250	12.06%	$28.19	7/28/2012	$301,249	$702,039
Charles M. Fleischman	22,500	10.33%	28.08	7/27/2012	257,206	599,399
Robert McG. Lilley	11,250	5.17%	28.08	7/27/2012	128,603	299,700
Attila T. Lorincz, Ph.D.	15,000	6.89%	28.08	7/27/2012	171,471	399,600
C. Douglas White	9,375	4.31%	28.08	7/27/2012	107,169	249,750

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year—End Option Values

The following table sets forth certain information concerning stock options exercised by each of the Named Executive Officers during fiscal 2006 and the number of unexercised stock options held by such persons at June 30, 2006 and the value thereof.

Name	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Evan Jones	41,014	$1,255,061	383,167	75,833	$5,956,068	$544,567
Charles M. Fleischman	75,000	2,494,597	223,000	65,000	1,495,708	469,250
Robert McG. Lilley	—	—	172,500	32,500	2,608,526	234,625
Attila T. Lorincz, Ph.D.	40,000	1,212,184	171,667	39,583	2,417,716	312,830
C. Douglas White	10,000	237,677	55,417	48,958	747,654	664,334

(1)	The value realized represents the difference between the fair market value per share of our common stock on the date of exercise and the per share exercise price, multiplied by the applicable number of shares.

(2)	These values represent the difference between the closing price per share on The Nasdaq National Market on June 30, 2006 ($38.74) and the exercise price per share, multiplied by the applicable number of shares for each Named Executive Officer.

Long-Term Incentive Plans—Awards in Last Fiscal Year

The following table sets forth certain information concerning long-term incentive plan awards to each of the Named Executive Officers during fiscal 2006.

Name	Number of Shares Awarded (#)(1)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans
			Threshold ($)(2)	Target ($)(2)	Maximum ($)(2)
Evan Jones	8,070	7/28/2008	$156,316	$312,632	$625,264
Charles M. Fleischman	6,944	7/27/2008	134,505	269,011	538,021
Robert McG. Lilley	3,472	7/27/2008	67,253	134,505	269,011
Attila T. Lorincz, Ph.D.	4,630	7/27/2008	89,683	179,366	358,694
C. Douglas White	2,894	7/27/2008	56,057	112,114	224,188

(1)	Represents performance shares awarded at the 100% level.

(2)	Represents value if awards had vested at June 30, 2006, based on the closing price on that date of $38.74.

Employment Contracts

We entered into amended and restated employment agreements in February 2006 with Ms. Patrick and Messrs. Lilley, Slattery and White. In this section, we refer to such executive officers as the Executives. The agreements have substantially similar provisions. Pursuant to the agreements, the Executives are each entitled to receive base salaries established initially at fiscal 2006 levels and as thereafter adjusted by the Compensation Committee of the Board of Directors and ratified by the independent members of the Board for the Chief Executive Officer. In addition, each Executive is entitled to receive an annual cash bonus granted under Digene’s incentive compensation plan and approved by the Compensation Committee and is entitled to participate in other benefit plans, including equity incentive plans, made available generally to employees of a similar status and with similar qualifications. Digene also agreed to use its best efforts to obtain and maintain directors and officers liability insurance to the extent it is available at a reasonable cost.

The agreements require the Executives to perform their duties in a competent and faithful manner and to devote their full time, attention and energies to Digene’s business. In addition, under their agreements, the Executives have agreed to disclose, grant and assign to Digene all inventions, improvements and technical information related to the business of Digene that they develop or acquire. The agreements contain restrictive covenants pursuant to which the Executives have agreed not to disparage Digene for a period of five years following termination of employment and pursuant to which each of the Executives has agreed not to compete with Digene for a period following termination of employment. The non—compete period is one year following termination for the Executives. The agreements also prohibit disclosure of Digene’s trade secrets and other confidential information. There can be no assurance that any of these provisions, if violated, would be enforceable by Digene.

The agreements provide that, if an Executive is terminated without “justifiable cause” (as defined in the agreements), then, for twelve months following the date of termination in the case of the other Executives, such Executive will be entitled to receive: (a) severance payments in the form of semi—monthly payments of the Executive’s then—current base salary; and (b) a continuation of the Executive’s health care benefits. An Executive terminated without “justifiable cause” is also entitled to receive an amount equal to the total of the Executive’s bonus for the portion of the year prior to the Executive’s termination (as determined by the Compensation Committee) plus the greater of (i) the Executive’s most recent annual cash bonus or (ii) the average of the Executive’s three most recent annual cash bonuses, as well as to receive all other benefits accrued on or prior to the expiration date of the agreement. Upon an Executive’s disability during the term of the agreement, the Executive is entitled to a continuation of his/her health care benefits for twelve months and, upon the Executive’s death during the term of the agreement, the Executive’s beneficiaries are entitled to a lump sum payment equal to the Executive’s annual base salary.

In February 2006, we amended the employment agreements to include good faith compliance with the provisions of Section 409A of the Internal Revenue Code. Such amendments included imposing a six-month deferral of the receipt of these described separation benefits if necessary to comply with Section 409A.

In February 2006, we also entered into amended and restated employment agreements with Messrs. Jones and Fleischman, which agreements terminated in connection with their respective resignations. The employment agreements of Messrs. Jones and Fleischman had the same terms of the employment agreements described above, except:

•	Digene also agreed to use its best efforts to cause Messrs. Jones and Fleischman to be members of the Board of Directors during the terms of their agreements;

•	The non-compete period was two years following termination for Messrs. Jones and Fleischman; and

•

The agreements provided for the payment of benefits in the event of termination without “justifiable cause” during the twenty-four months (as opposed to twelve months) following the date of termination.

On February 19, 2002, we entered into an employment agreement and a Noncompetition, Nondisclosure and Developments Agreement with Donna Marie Seyfried. Ms. Seyfried’s employment agreement provides that she is eligible to participate in Digene’s benefit plans, practices and policies to the same extent as Digene employees of similar rank and tenure, will be reimbursed by Digene for reasonable business expenses and is eligible to receive an annual discretionary bonus based upon the attainment of certain goals set by the Digene board of directors.

Ms. Seyfried’s employment agreement provides that if she is terminated by Digene without cause or terminates her employment for “good reason” (as defined in the agreement), she will receive: (i) her base salary for twelve months; (ii) monthly premium payments for medical and dental coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) for the earlier of: (A) twelve months; (B) the date Ms. Seyfried obtains other employment; or (C) the date her COBRA continuation would terminate in accordance with the provisions of COBRA; and (iii) a payment equal to the bonus paid to Ms. Seyfried for the fiscal year prior to the fiscal year in which her employment is terminated.

Ms. Seyfried’s Noncompetition, Nondisclosure and Developments Agreement provides that during the term of her employment and continuing for a period of one year after she is terminated, Ms. Seyfried will not compete with Digene. Ms. Seyfried has also agreed to disclose, grant and assign to Digene all inventions, improvements, technical information and suggestions related to the business of Digene that she develops or acquires and is prohibited from disclosing Digene’s trade secrets and other confidential information.

Change in Control Employment Agreements

We have also entered into change in control employment agreements with each of the Executives and Ms. Seyfried. For purposes of this section, we refer to the Executives and Ms. Seyfried as the CIC Executives. All of the change in control employment agreements have substantially similar provisions and will become effective upon a change in control of Digene (as defined in the agreements). Until a change in control, each CIC Executive’s employment agreement (described in the prior section) will remain in effect and the non-competition and non-disparagement provisions of the Executive’s employment agreements (and, in the case of Ms. Seyfried, her Noncompetition, Nondisclosure and Developments Agreement) shall remain in effect during the term of the change in control employment agreements.

The change in control employment agreements provide that, for two years following a change in control, the CIC Executive’s position and responsibilities shall be commensurate with the CIC Executive’s position and responsibilities immediately prior to the change in control and such services will be at a location within forty miles of the location where the CIC Executive was employed prior to the change in control. Pursuant to the agreements, for such two year period the CIC Executives are each entitled to receive base salaries at a monthly rate at least equal to the highest monthly base salary the CIC Executive received during the twelve months prior to the change in control and an annual cash bonus at least equal to the bonus paid for the calendar year preceding the year in which the change in control occurs. The CIC Executive’s base salary will be reviewed annually and may be increased from time to time as is consistent with increases of the base salaries of key employees with similar levels of responsibility. In addition to base salary and bonus, the CIC Executives will be entitled to fringe and vacation benefits and to participate in welfare benefit plans that are at least equivalent to those in effect immediately prior to such change in control or, if more favorable to the CIC Executive, equivalent to those in effect for employees with similar levels of responsibility. The CIC Executives will also be entitled to participate in incentive, savings and retirement plans applicable to other key employees.

The change in control employment agreements provide that, if a CIC Executive terminates his/her employment for “good reason” (as defined in the change in control employment agreement) or is terminated other than for death, disability or “cause” (as defined in the change in control employment agreement), then such CIC Executive will be entitled to receive: (a) an amount equal to the sum of the CIC Executive’s annual base salary at the highest rate in effect at any time during the period beginning immediately prior to the change in control and ending with the termination of the CIC Executive’s employment plus the CIC Executive’s annual bonus for the most recently completed calendar year; (b) a bonus amount based upon the annual bonus paid to the CIC Executive for the most recently completed fiscal year but prorated to only cover the portion of the calendar year completed prior to the CIC Executive’s termination; (c) for one year, the health and welfare benefits in effect for the CIC Executive immediately prior to the CIC Executive’s termination of employment or, if more favorable to the CIC Executive, the welfare benefits offered to employees with similar levels of responsibility or, in the alternative, Digene may, at its option, pay an amount of cash equal to the cost of providing such benefits; and (d) any accrued vacation pay and deferred compensation. In addition, upon the CIC Executive’s disability, the CIC Executive is entitled to a continuation of his/her health care benefits for twelve months and, upon the CIC Executive’s death, the CIC Executive’s beneficiaries are entitled to the payment of deferred compensation, accrued vacation pay and a lump sum payment equal to the CIC Executive’s annual base salary. If any payment under a change in control employment agreement results in excise tax under the Internal Revenue Code, then the CIC Executive will be entitled to receive a payment equal to the excise tax imposed.

In February 2006, we amended the change in control employment agreements to include good faith compliance with the provisions of Section 409A of the Internal Revenue Code. Such amendments included imposing a six-month deferral of the receipt of these described termination benefits if necessary to comply with Section 409A.

We had also entered into change in control employment agreements with Messrs. Jones and Fleischman, which agreements terminated in connection with their respective resignations. The change in control employment agreements of Messrs. Jones and Fleischman had the same terms of the change in control employment agreements described above, except that if either terminated his employment for “good reason” or was terminated other than for death, disability or “cause”, then he would be entitled to receive a payment equal to two times his annual salary and bonus; and two years of health and welfare benefits.

EXECUTIVE OFFICER CHANGES

Since the beginning of fiscal 2007, there have been some changes in the individuals serving as executive officers of Digene.

Charles M. Fleischman resigned as Digene’s Chief Financial Officer effective October 1, 2006 and as Digene’s President and Chief Operating Officer effective October 31, 2006. Mr. Fleischman also resigned from Digene’s Board of Directors effective October 31, 2006. Mr. Fleischman’s employment agreement and change in control employment agreement with Digene terminated on October 31, 2006.

In connection with Mr. Fleischman’s resignation, Digene and Mr. Fleischman entered into an Employment Separation Agreement and Release, dated August 15, 2006, and effective August 22, 2006. Under the Agreement, Mr. Fleischman received severance and other benefits, including aggregate severance pay of $1,319,765, payable over 24 months, and the continued ability to exercise his vested and unexercised stock options until October 31, 2007. Under the Agreement, Mr. Fleischman provided a two-year non-compete covenant to Digene, and the parties have provided each other with a general release of claims.

Effective October 1, 2006, Joseph P. Slattery, Digene’s Senior Vice President, Finance and Information Systems became Digene’s Chief Financial Officer. In connection with the appointment, Mr. Slattery’s base salary was increased to $280,000 annually. On July 26, 2007, Mr. Slattery received 11,250 stock options and 4,628 performance shares and did not receive additional equity compensation upon being appointed Chief Financial Officer. For fiscal 2006, Mr. Slattery received a bonus of $71,500. Bonuses for fiscal 2007 have not yet been awarded.

Effective December 11, 2007, Evan Jones ceased to be Chief Executive Officer of Digene. In connection with Mr. Jones’ resignation, he entered into a transition agreement with Digene on November 22, 2006, pursuant to which Mr. Jones resigned as Chief Executive Officer of Digene and transitioned to the role of non-executive Chairman of the Board of Digene. Under the transition agreement, Mr. Jones’ status as Chief Executive Officer ceased on December 11, 2006, his status as an employee of Digene ended on December 31, 2006, and he became non-executive Chairman of the Board on January 1, 2007. The transition agreement contains non-compete, non-solicitation and invention disclosure covenants. Mr. Jones’ employment agreement and change in control employment agreement with Digene terminated on December 31, 2006.

As non-executive Chairman of the Board, Mr. Jones receives the compensation paid to other non-employee directors and is paid an additional annual retainer of $50,000 for service as non-executive Chairman. During his service as a director, his outstanding employee stock option awards and performance shares awards continue to vest in accordance with the terms of Digene’s Amended & Restated Equity Incentive Plan, and the applicable equity award documents. If Mr. Jones ceases to be a director of Digene at the request of the Board prior to October 2008, or if he is not re-nominated to an additional term at the 2008 Annual Meeting of stockholders, his outstanding stock option awards will vest in full. If Mr. Jones ceases to be a director before his performance shares awards vest, his outstanding performance shares awards will be prorated for that portion of the applicable performance period during which he served as an employee or director of Digene and will vest at target.

On December 11, 2006, Daryl J. Faulkner became Digene’s President and Chief Executive Officer and was appointed to serve on Digene’s Board of Directors. In connection with these appointments Digene entered into an Employment Agreement (the “CEO Employment Agreement”) and a Change in Control Employment Agreement (the “CEO CIC Agreement”) with Mr. Faulkner. Under the CEO Employment Agreement, Mr. Faulkner receives a base salary of $465,000 per year, and is eligible to participate in Digene’s fiscal year 2007 bonus pool, with a target bonus of 55% of base salary, and a maximum bonus that could be earned in fiscal 2007 of 110% of base salary, pro-rated to his start date. He also received a signing equity bonus consisting of stock options to acquire 100,000 shares of Digene’s common stock with a term of seven years and a vesting schedule of 60%, 20% and 20% on the third, fourth and fifth anniversaries, respectively, of the date of grant, and a performance shares award with a value of $1,000,000, which will vest over three years and be subject to meeting designated CEO and Digene-related performance objectives. Both awards were made pursuant to Digene’s Amended and Restated Equity Incentive Plan, and are subject to the terms of such plan.

Mr. Faulkner also received designated relocation and temporary living reimbursement benefits including temporary living expenses, reimbursement of home sale and home purchase expenses, and other relocation-related reimbursement, including tax equalization payments. These reimbursement benefits are subject to a repayment obligation in designated circumstances.

Under the CEO Employment Agreement, Mr. Faulkner will be entitled to receive severance payments equal to two years’ salary and defined pro rata bonus if he is terminated without cause by Digene. The CEO Employment Agreement also contains a non-compete covenant. Under the CEO CIC Agreement, Mr. Faulkner will be entitled to receive severance payments equal to two years’ salary and defined pro rata bonus, plus other benefits, including excise tax reimbursement, if applicable, if he is terminated without cause by Digene, or if he terminates for good reason, following a defined change of control event.

Effective March 13, 2007, Attila T. Lorincz, Ph.D. resigned from the position of Senior Vice President, Science and Technology of the Company. In connection with Dr. Lorincz’s resignation, he entered into an amended three-year employment agreement with Digene on March 7, 2007, pursuant to which he became a part-time employee, will continue serving as Digene’s Chief Scientific Officer until December 31, 2007 and, thereafter, as its Scientific Advisor until the end of the term. Dr. Lorincz’s change in control employment agreement terminated as of March 13, 2007.

Dr. Lorincz will receive annual compensation of $500,000 for the remainder of 2007, $200,000 for 2008 and $100,000 for 2009. He will not be eligible to participate in any bonus program of the Company, but his previously granted equity awards will continue in accordance with the terms of the Company’s Equity Incentive Plan.

Dr. Lorincz has agreed to comply with non-compete, non-solicitation and assignment of inventions covenants during the term of his amended employment agreement and, in the case of the non-compete and non-solicitation covenants, for one year thereafter, or until December 31, 2009, if longer. He also executed a release of waivable claims.

On October 30, 2006, James H. Godsey, Ph.D., was hired as Digene’s new Senior Vice President, Research and Development and Digene entered into an Employment Agreement (the “SVP Employment Agreement”) and a Change in Control Employment Agreement (the “SVP CIC Agreement”) with Dr. Godsey. Under the SVP Employment Agreement, Dr. Godsey receives a base salary of $365,000 per year, and is eligible to participate in Digene’s fiscal year 2007 bonus pool, with a guaranteed pro-rated bonus payment of $65,000, contingent upon Digene’s financial performance, achievement of personal performance goals and continued employment requirements. Dr. Godsey received a $75,000 signing bonus, subject to compliance with certain conditions. Dr. Godsey also received designated relocation and temporary living reimbursement benefits including temporary living expenses, relocation and home sale expenses, and other relocation-related reimbursement, including tax equalization payments. Some of those reimbursement benefits are subject to repayment obligations in designated circumstances. On October 30, 2006, Dr. Godsey received the following equity based incentive awards: stock options to acquire up to 22,500 shares of common stock, subject to a vesting schedule, a performance shares award with a determined value at grant equal to $195,000 which will vest and be earned in three years contingent upon achievement of certain established Digene financial performance criteria and continued employment with Digene, and restricted stock units with a determined value on the date of award of $25,000, which will vest over a three-year period.

Under the SVP Employment Agreement, Dr. Godsey will be entitled to receive severance payments equal to one year’s salary and defined pro rata bonus if he is terminated without cause by Digene. The SVP Employment

Agreement also contains a non-compete covenant. Under the SVP CIC Agreement, Dr. Godsey will be entitled to receive severance payments equal to one year’s salary and defined pro rata bonus, plus other benefits, including excise tax reimbursement, if applicable, if he is terminated without cause by Digene, or if he terminates for Good Reason, following a defined Change of Control event. The SVP Employment Agreement and SVP CIC Agreement have substantially identical provisions to the form of employment agreement and change in control employment agreement entered into by Digene’s executive officers (other than Messrs. Jones and Fleischman) in February 2006.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee (the “Committee”) has responsibility for matters related to compensation, including compensation policy, approval of salaries, bonuses and other compensation for Digene’s officers and administration of Digene’s various stock equity incentive plans, except the Directors Plan. In the case of the compensation of the Chief Executive Officer, the Committee makes a recommendation to the independent members of the Board of Directors and such independent members of the Board approve the Chief Executive Officer’s compensation.

What is Digene’s policy regarding executive officer compensation?

Digene’s executive compensation policy is designed to enable Digene to attract, motivate and retain highly qualified executive officers. The key components of Digene’s compensation program are:

•	base salary;

•	annual incentive bonus awards; and

•	participation in Digene’s equity incentive plans.

In arriving at specific levels of compensation for executive officers, the Compensation Committee has relied on:

•	the recommendations of management;

•	benchmarks provided by generally available compensation surveys;

•	the experience of Committee members and their knowledge of compensation paid by other companies in the biotechnology industry and/or in the same geographic area as Digene; and

•	the achievement of corporate and individual goals determined under the incentive compensation program as previously approved by the Committee.

The Committee also seeks to ensure that an appropriate relationship exists between executive pay and corporate performance. In addition, executive officers are entitled to customary benefits generally available to all employees of Digene, including group medical, dental and life insurance, and participation in Digene’s 401(k) plan.

What are the components of executive compensation?

Base Salary. Compensation for each of the executive officers for fiscal 2006 was based on the executive’s duties and responsibilities, the performance of Digene, both financial and otherwise, and the success of the executive officer in developing and executing Digene’s research and development, manufacturing, sales and marketing, financing and strategic plans, as appropriate. Base salary increases for executive officers ranging from 3% to 10% were approved on July 27, 2005, effective October 15, 2005.

Bonus. The Committee determines, in July of each year, the cash bonuses, if any, to be paid to Digene’s executive officers. The bonuses are granted under Digene’s executive bonus program, which is approved in advance for each fiscal year, and are based on the degree of Digene’s achievement of its financial and other objectives, and the degree of achievement by each such executive officer of his or her individual objectives, during the prior fiscal year, as approved by the Committee. In July 2006, the Committee approved cash bonuses to be paid to Digene’s eligible executive officers related to fiscal 2006 performance in amounts ranging from 58% to 110% of base salary.

Equity Incentives. Equity participation is a key component of Digene’s executive compensation program. Equity incentive awards are made to executive officers primarily based on the officer’s expected contribution to

Digene’s development. Such awards are designed to retain executive officers and motivate them to enhance stockholder value by aligning their financial interests with those of Digene’s stockholders. Equity awards provide an effective incentive for management to create stockholder value over the long term since the value of the equity award is designed to depend on appreciation in the price of our common stock over a number of years. Historically, the Committee has utilized stock options as its sole form of equity incentive awards. The Committee now utilizes, in addition to stock options, additional forms of equity incentives, including restricted stock unit awards and performance share awards, designed to tie the value of the award to not only the stock price, but also to other measures of company performance.

The Compensation Committee designates the executive officers who receive equity incentive awards. In the case of awards made to the Chief Executive Officer, the Committee makes a recommendation to the independent members of the Board of Directors who make the award.

How is Digene addressing Internal Revenue Code limits on deductibility of compensation?

Section 162(m) of the Internal Revenue Code limits the deductibility of annual compensation over $1 million to the Chief Executive Officer and the other Named Executive Officers unless certain conditions are met. Digene’s Chief Executive Officer and the other Named Executive Officers have not received annual compensation over $1 million. Digene has not yet otherwise determined what measures it should take to comply with Section 162(m).

How is Digene’s Chief Executive Officer Compensated?

At the beginning of fiscal 2006, Mr. Jones was receiving an annual base salary of $421,200. On July 27, 2005, the Compensation Committee approved a 9.5% increase, raising his annual base salary to $461,200 effective October 15, 2005. Such decision was ratified by the independent members of the Board of Directors on July 28, 2005. In deciding upon the increase in Mr. Jones’ base salary, the Compensation Committee recognized that Mr. Jones’ compensation was below appropriate benchmarks and focused on Mr. Jones’ implementation of Digene’s strategic plans, his guidance of Digene’s progress in its sales and marketing, particularly those programs implemented in the United States, and research and development programs, and his success in increasing public awareness of Digene’s diagnostic test products for human papillomavirus. For fiscal 2006, Mr. Jones earned a bonus of $505,300, or approximately 110% of his base salary for fiscal 2006. Such bonus was paid on August 31, 2006. The bonus was considered appropriate in view of Mr. Jones’ leadership in successfully completing a public offering of shares of Digene’s common stock during the fiscal year, the financial performance of Digene, the degree of achievement of corporate goals and other positive developments during fiscal 2006. During fiscal 2006 he also received the stock option grant and performance share award disclosed on pages I-12 and I-13 of this Information Statement.

Compensation Committee

John H. Landon, Chairman

Cynthia L. Sullivan

Kenneth R. Weisshaar

REPORT OF THE AUDIT COMMITTEE

The Audit Committee has reviewed and discussed Digene’s audited consolidated financial statements with both Digene’s management and Digene’s independent auditors, Ernst & Young LLP. Digene’s management and Ernst & Young LLP have each advised the Audit Committee that such audited consolidated financial statements were prepared in accordance with generally accepted accounting principles.

The Audit Committee has discussed with representatives of Ernst & Young LLP certain matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees. The Audit Committee has received the written disclosures and letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, disclosing all relationships between Ernst & Young LLP and its related entities and Digene, and has discussed with representatives of Ernst & Young LLP the independence of Ernst & Young LLP from Digene and its management. The Audit Committee also considered the absence of receipt of non-audit services from Ernst & Young LLP during fiscal 2006 in making its independence assessment. Based on such discussions, considerations and written materials, the Audit Committee has determined that Ernst & Young LLP is independent.

Based on the review and discussions described above, the Audit Committee has recommended to Digene’s Board of Directors that Digene’s audited consolidated financial statements be included in Digene’s Annual Report on Form 10-K for the fiscal year ended June 30, 2006 for filing with the Securities and Exchange Commission.

Audit Committee

Kenneth R. Weisshaar, Chairman

John H. Landon

Frank J. Ryan

Cynthia L. Sullivan

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 12, 2007 by: (1) each person known by Digene to be the beneficial owner of more than 5% of the outstanding shares of common stock, (2) each director, Digene’s current Chief Executive Officer, Digene’s current Chief Financial Officer and each Named Executive Officer, and (3) all executive officers and directors of Digene as a group.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percentage Ownership
Barclays Global Investors, NA.(3)	1,420,698	5.8%
Next Century Growth Investors, LLC(4)	1,429,283	5.8%
Wellington Management Company, LLP(5)	2,553,895	10.4%
Daryl J. Faulkner(6)	101,353	*
Charles M. Fleischman	0	*
James H. Godsey, Ph.D.(7)	22,500	*
Evan Jones(8)	1,008,044	4.1%
John H. Landon(9)	31,468	*
Robert McG. Lilley(10)	155,120	*
Attila T. Lorincz, Ph.D.(11)	177,922	*
Joseph M. Migliara(12)	26,468	*
Frank J. Ryan(13)	31,468	*
Joseph P. Slattery(14)	51,001	*
Cynthia L. Sullivan(9)	31,468	*
Kenneth R. Weisshaar(9)	31,468	*
C. Douglas White(15)	67,708	*
All executive officers and directors as a group (15 persons)(16)	1,855,183	7.3%

*	Less than one percent.

(1)	Unless otherwise indicated, the address for each principal stockholder, director and officer is 1201 Clopper Road, Gaithersburg, Maryland 20878.

(2)	Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. Shares of Digene Common Stock subject to options currently exercisable or exercisable within 60 days of June 12, 2007 are deemed outstanding for computing the percentage beneficially owned by such holder but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. In addition, shares of Digene Common Stock subject to options, the vesting of which will accelerate as a result of completion of the transaction contemplated by the Merger Agreement, are deemed outstanding for computing the percentage beneficially owned by such holder but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise indicated, Digene believes that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable, and that there are no other affiliations among the stockholders listed in the table.

(3)

According to a Schedule 13G filed January 23, 2007, Barclays Global Investors, NA., Barclays Global Investors, LTD and Barclays Global Investors Japan Trust and Banking Company Limited., each identified as banks, and Barclays Global Fund Advisors and Barclays Global Investors Japan Limited, both identified as investment advisors, have sole voting power with respect to 1,348,982 shares and sole dispositive power with respect to 1,420,698 shares. The holdings are as of December 31, 2006. The address for Barclay Investors, NA. and Barclay Global Fund Advisors is 45 Fremont Street, San Francisco, CA 94105. The address for Barclays Global Investors, LTD, is Murray House, 1 Royal Mint Court, London, EC3N 4HH.

The address for Barclays Global Investors Japan Trust and Banking Company Limited and Barclays Global Investors Japan Limited is Ebisu Prime Square Tower, 8th Floor, 1-1-39 Hiroo Shibuya-Ku, Tokyo 150-8402 Japan.

(4)	According to a Schedule 13G filed February 14, 2007, by Next Century Growth Investors, LLC, an investment advisor, has shared voting power with respect to 1,429,283 shares and shared dispositive power with respect to 1,429,283 shares. The Schedule 13G was filed jointly by Next Century Growth Investors, LLC, Thomas L. Press and Donald M. Longlet. The holdings are as of December 31, 2006. The address for each of these reporting persons is 5500 Wayzata Blvd., Suite 1275 Minneapolis, MN 55416.

(5)	According to an amendment to a Schedule 13G filed February 14, 2007, Wellington Management Company, LLP, an investment advisor, has shared voting power with respect to 2,286,860 shares and shared dispositive power with respect to 2,553,895 shares. The holdings are as of December 31, 2006. The address for Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109.

(6)	Represents (i) 1,353 shares owned directly and (ii) 100,000 shares issuable upon exercise of stock options, the vesting of which will accelerate as a result of the transactions contemplated by the Merger Agreement.

(7)	Represents 22,500 shares issuable upon exercise of stock options, the vesting of which will accelerate as a result of the transactions contemplated by the Merger Agreement.

(8)	Represents (i) 640,659 shares owned by Armonk Partners, as to which Mr. Jones is a general partner along with Mr. Fleischman and is deemed to have voting and investment power, (ii) 24,676 shares owned by Mr. Jones’ wife, as to which shares Mr. Jones disclaims ownership, (iii) 13,539 shares owned directly, (iv) 300,352 shares issuable upon exercise of stock options vested on or before August 11, 2007 and (v) 26,513 shares issuable upon exercise of stock options, the vesting of which will accelerate as a result of the transactions contemplated by the Merger Agreement.

(9)	Represents (i) 1,468 shares owned directly and (ii) 30,000 shares issuable upon exercise of stock options vested on or before August 11, 2007.

(10)	Represents (i) 53,120 shares owned directly, (ii) 90,637 shares issuable upon exercise of stock options vested on or before August 11, 2007 and (iii) 11,363 shares issuable upon exercise of stock options, the vesting of which will accelerate as a result of the transactions contemplated by the Merger Agreement.

(11)	Represents (i) 16,672 shares owned jointly with Dr. Lorincz’s wife, as to which Dr. Lorincz shares voting and investment power, (ii) 148,612 shares issuable upon exercise of stock options vested on or before August 11, 2007 and (iii) 12,638 shares issuable upon exercise of stock options, the vesting of which will accelerate as a result of the transactions contemplated by the Merger Agreement.

(12)	Represents (i) 1,468 shares owned directly and (ii) 25,000 shares issuable upon exercise of stock options vested on or before August 11, 2007.

(13)	Represents (i) 1,468 shares owned directly, (ii) 23,400 shares issuable upon exercise of stock options vested on or before August 11, 2007 and (iii) 6,600 shares issuable upon exercise of stock options, the vesting of which will accelerate as a result of the transactions contemplated by the Merger Agreement.

(14)	Represents (i) 39,638 shares issuable upon exercise of stock options vested on or before August 11, 2007 and (iii) 11,363 shares issuable upon exercise of stock options, the vesting of which will accelerate as a result of the transactions contemplated by the Merger Agreement.

(15)	Represents (i) 46,982 shares issuable upon exercise of stock options vested on or before August 11, 2007 and (ii) 20,726 shares issuable upon exercise of stock options, the vesting of which will accelerate as a result of the transactions contemplated by the Merger Agreement.

(16)	See Notes (7) through (15). Also includes (i) an additional 862,983 shares issuable upon exercise of stock options vested on or before August 11, 2007 and (ii) an additional 232,536 shares issuable upon exercise of stock options, the vesting of which will accelerate as a result of the transactions contemplated by the Merger Agreement.

STOCK PERFORMANCE GRAPH

The following graph compares the percentage change in cumulative total stockholder return on our common stock since June 30, 2001 with the cumulative total return of the companies included in the NASDAQ Biotechnology Index (“NBI”) and the NASDAQ index over the same period. The comparison assumes $100 was invested on June 30, 2001 in the common stock and in each of the indices and assumes reinvestment of dividends, if any, from that date to June 30, 2006. Digene has not paid cash dividends on its common stock. Historic stock prices are not indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Digene Corporation, The Nasdaq Stock Market (U.S.) Index

and the Nasdaq Biotechnology Index

*	100 invested on 6/30/01 in stock or index—including reinvestment of dividends. Fiscal year ending June 30.

	6/01	6/02	6/03	6/04	6/05	6/06
Digene	100.00	28.83	66.74	89.53	67.84	94.95
NASDAQ	100.00	70.34	78.11	98.60	99.28	105.94
NBI	100.00	49.55	48.63	56.48	61.86	72.97

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires Digene’s directors, officers (including persons performing a principal policy-making function), and persons who own more than 10% of a registered class of Digene’s equity securities (“10% Holders”) to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock and other equity securities of Digene. Directors, officers and 10% Holders are required by the regulations under the Exchange Act to file all Section 16(a) reports electronically and to provide Digene with notice of all of the Section 16(a) reports which they file. Based solely upon a review of the Section 16(a) reports filed electronically and the representations made by the reporting persons to Digene, Digene believes that during fiscal 2006 its directors, officers, and 10% Holders complied with the filing requirements under Section 16(a) of the Exchange Act, except that Armonk Partners (and Evan Jones and Charles Fleischman, who file as a group with Armonk Partners to report their indirect beneficial ownership), and Evan Jones each had one filed Form 4 Report that reported transactions that did not occur, Armonk Partners (and Evan Jones and Charles Fleischman) had two late Form 4 Reports, one of which was late in reporting the exact number of shares sold, and Charles M. Fleischman had one late Form 4 Report.

SCHEDULE A

Recommendations of Director Nominees by Stockholders

A recommendation of a nominee by a stockholder must include the following information about the recommending stockholder:

•	the name and address, including telephone number;

•	the number of shares of Digene common stock owned and the time period for which such shares have been held;

•

if the recommending stockholder is not a stockholder of record, a statement from the record holder of the shares (i.e., a broker or bank) verifying the holdings of the stockholder and a statement from the recommending stockholder of the length of time that the shares have been held; and

•	a statement from the stockholder as to whether the stockholder has a good faith intention to continue to hold the reported shares through the date of Digene’s next annual meeting of stockholders.

As an alternative for the third requirement, the stockholder may furnish a current Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed with the Securities and Exchange Commission reflecting the holdings of the stockholder, together with a statement of the length of time that the shares have been held.

A recommendation of a nominee for director by a stockholder must include the following information for each proposed nominee:

•

the information required by Item 401(a) of Securities and Exchange Commission Regulation S-K (generally providing for disclosure of the name, address, any arrangements or understanding regarding nomination and five year business experience of the nominee, as well as information concerning certain types of legal proceedings within the past five years involving the nominee);

•	the information required by Item 403 of Securities and Exchange Commission Regulation S-K (generally providing for disclosure regarding the nominee’s ownership of securities of Digene);

•

the information required by Item 404 of Securities and Exchange Commission Regulation S-K (generally providing for disclosure of transactions between Digene and the proposed nominee valued in excess of $60,000 and certain other types of business relationships with Digene);

•

a description of all relationships between the proposed nominee and the recommending stockholder and any agreements or understandings between the recommending stockholder and the nominee regarding the nomination;

•	a description of all relationships between the proposed nominee and any of Digene’s competitors, customers, suppliers, or other persons with special interests regarding Digene;

•

a statement from the recommending stockholder supporting his, her or its view that the proposed nominee possesses the minimum qualifications prescribed by the Nominating and Corporate Governance Committee for nominees, as described above under the title “Minimum Qualifications of Directors” and briefly describing the contributions that the nominee would be expected to make to the Board and to the governance of Digene;

•

a statement from the recommending stockholder whether, in the view of such stockholder, the nominee, if elected, would represent all stockholders and not serve for the purpose of advancing or favoring any particular stockholder or other constituency of Digene; and

•

the consent of the proposed nominee to be interviewed by the Nominating and Corporate Governance Committee, if the Nominating and Corporate Governance Committee chooses to do so in its discretion (and the recommending stockholder must furnish the proposed nominee’s contact information for this purpose), and, if nominated and elected, to serve as a director of Digene.

Annex II

[LETTERHEAD OF J.P. MORGAN SECURITIES INC.]

June 2, 2007

The Board of Directors

Digene Corporation

1201 Clopper Road

Gaithersburg, MD 20878

Members of the Board of Directors:

We understand that Digene Corporation (the “Company”), Qiagen N.V. (“Parent”), Qiagen North American Holdings, Inc., a wholly-owned subsidiary of Parent (“QNAH”) and Qiagen Merger Sub, LLC, a wholly-owned subsidiary of QNAH (the “Merger Sub”) propose to enter into an Agreement and Plan of Merger, to be dated June 3, 2007 (the “Agreement”), by and among the Company, Parent, QNAH and the Merger Sub, which provides, among other things, for (i) the offer (the “Offer”) by Parent, QNAH or Merger Sub (the “Offeror”) to purchase or exchange all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), other than Shares held in treasury or owned by the Parent or its or the Company’s subsidiaries (“Excluded Shares”), and (ii) the subsequent merger (the “Merger”) of the Company with and into the Merger Sub. Pursuant to the Agreement, in the Offer, each share of Company Common Stock accepted by the Offeror will be exchanged for the right to receive, at the election of the holder (but subject to proration as summarized below and more fully set forth in the Agreement) (A) $61.25 in cash, without interest (the “Cash Consideration”), or (B) 3.545 shares of Parent’s common shares, par value €0.01 per share (the “Parent Common Shares,” such shares of Parent Common Shares issuable in exchange for each share of Company Common Stock pursuant to the Offer, the “Stock Consideration,” and together with the Cash Consideration, the “Consideration”). Pursuant to the Merger, the Company will become a wholly-owned subsidiary of Parent and each remaining outstanding share of Company Common Stock not purchased or exchanged pursuant to the Offer (other than the Excluded Shares and shares to which dissenters rights are perfected) will be converted into the right to receive at the election of the holder of such Share (subject to such proration) (A) the Cash Consideration, or (B) the Stock Consideration. The Offer and the Merger, together and not separately, are referred to as the “Transaction.” The proration mechanisms are intended to limit the Cash Consideration to approximately 55% of the Shares in the Transaction and the Stock Consideration to approximately 45% of the Shares in the Transaction. The Consideration is subject to further adjustments as provided in the Agreement (including with respect to the issuance of dividends by the Company). The terms and conditions of the Offer and the Merger are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock (other than Parent, QNAH, Merger Sub and their respective affiliates) of the Consideration to be received by such holders in the Transaction.

In arriving at our opinion, we have (i) reviewed a draft dated June 1, 2007 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Parent and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company and the Parent with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Parent Common Shares and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company, relating to the businesses of both the Company and the Parent, and by or on behalf of the management of the Parent, relating to its business, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction

(the “Synergies”) as provided to us by the management of the Company; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Parent with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Parent, the financial condition and future prospects and operations of the Company and the Parent, the effects of the Transaction on the financial condition and future prospects of the Company and the Parent, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by or on behalf of the Company or the Parent or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Parent to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, that the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Parent in the Agreement and the related agreements are and will be true and correct in all ways material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Parent or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Company Common Stock in the proposed Transaction, and we express no opinion as to the fairness of the Transaction to the holders of the Company Common Stock or the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the underlying decision by the Company to engage in the Transaction. We are expressing no opinion herein as to the price at which the Company Common Stock or the Parent Common Shares will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the past, we have provided certain investment banking services to the Company for customary compensation, including acting as a bookrunner in connection with the Company’s offering of its common stock in November 2005. In addition, we and our affiliates may perform various investment banking and commercial banking services for the Company, Parent or their affiliates in the future, all for customary compensation. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Parent for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be received by the holders of the Company Common Stock (other than Parent, QNAH, Merger Sub and their respective affiliates) in the proposed Transaction is fair from a financial point of view to such holders.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender in the Offer or how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any tender offer recommendation statement on Schedule 14D-9 or proxy or information statement mailed by the Company to shareholders of the Company in connection with the Transaction, but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES INC.

J.P. MORGAN SECURITIES INC.

Annex III

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or

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compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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